CENTRUE FINANCIAL CORPORATION

2005 ANNUAL REPORT

CORPORATE
PROFILE &

CORPORATE PROFILE
Centrue Financial Corporation (the “Company”) is the holding company for Centrue Bank (the “Bank”). As a community-oriented financial institution, the Bank operates twenty retail banking offices and provides comprehensive financial services to families and local businesses residing in Kankakee, Champaign, Clinton, Effingham, Grundy, Iroquois, Livingston and St. Clair counties, and portions of Will County in Illinois.
Since February 25, 2005, the common stock of the Company has been publicly traded on the Nasdaq National Market System under the symbol “TRUE.” Prior to February 25, 2005, it was traded on the American Stock Exchange under the symbol “CFF”.

Factors That May Affect Future Results
This publication contains statements concerning earnings, revenues, operating margins, growth and other financial measurements; new business and business opportunities; acquisitions; and other aspects of future operating or financial performance. These statements are based on assumptions currently believed to be valid and may be “forward-looking statements” under the securities laws, as further detailed on pages 28 and 29 of this Annual Report. Various factors could materially affect actual results. These include, among other things, changes in general economic or market conditions, government regulation and competition. For additional information about these factors, see our report on Form 10-K for 2005 and our other filings with the Securities and Exchange Commission.
Non-GAAP disclosures
Our summary consolidated financial information and other financial data contain information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis and tangible book value per share. Our management uses these non-GAAP measures in its analysis of our performance. The tax equivalent adjustment to net interest income recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Tangible book value per share and tangible equity to assets ratio measures exclude the ending balances of acquisition-related goodwill and other intangible assets, net of tax benefit, in determining tangible stockholders’ equity. Banking and financial institution regulators also exclude goodwill and other intangible assets, net of tax benefit, from stockholders’ equity when assessing capital adequacy. Management believes the presentation of the financial measures excluding the impact of these items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management’s success in utilizing our tangible capital. This disclosure should not be viewed as a substitute for the results determined to be in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

LETTER TO
STOCKHOLDERS

The mission of Centrue Financial Corporation is to be the premier bank holding company serving communities between Chicago Illinois and St. Louis Missouri with a return on equity within the upper quartile of our peer group. Our regional banking philosophy is to support and empower our employees to provide superior customer service.
Dear Stockholder,
We are pleased to provide you with our 2005 annual report which reflects the results of our second full year following the merger that formed Centrue Financial Corporation. One of the initial challenges that we identified in 2003 as we began to transform Centrue Bank into a commercial bank was to clean up the inherited asset quality issues and our new management team believes that it has achieved this objective. Our nonperforming loans have decreased by 66% from their peak of $11.1 million in June 2004 to $3.8 million at December 31, 2005. We also expect to be paid off on our two largest remaining nonperforming assets during 2006, at which time our asset quality should be better than the median for banks in our peer group. In addition to improving asset quality, we have enhanced the composition of our loan portfolio by prudently growing our commercial and commercial real estate loans while reducing the amount of residential mortgage loans on our balance sheet. The significantly improved asset quality, coupled with enhanced yields from a diversified loan mix, has helped us to lay the necessary foundation for the achievement of our mission to be the premier bank serving our markets.
Banking is a relationship business and our customers prefer to bank with professionals whom they know and trust. Over the last two years, we have built a new, strong management team and continue to recruit experienced, revenue producing personnel. Each of our four banking regions is led by a regional president who is an experienced commercial lender and who knows and understands their market. These leaders and their staff are challenged to meet the needs of their communities and are empowered to make decisions and to provide quality service to their customers. Our professionals have not only enhanced the quality of products and services that we provide to our customers, but have also been successful in bringing new customer relationships to Centrue Financial. During 2005, we were able to report significant expansion of our commercial loan and deposit business as we realized a 16% increase in commercial and commercial real estate loans, a 26% increase in non-interest checking account balances and a 90% increase in our sweep balances. We achieved this growth while maintaining our net interest margin for the year at 3.41% during a rapidly rising rate environment.
In 2003, we announced plans to open one or two new banking locations annually to solidify our market position in existing communities and to expand into contiguous central Illinois markets. In addition to completing the Aviston merger, we opened a very successful new facility in Bradley during 2003. The Bradley location has already become our highest volume location. Bradley helped to increase our strong branch network in Kankakee County, where we are the market leader in total deposits. In 2004, we continued our expansion by opening a new branch in Dwight and acquiring the Parish Bank in Momence.
During 2005, we entered two new markets and significantly expanded our presence in a third. In addition to the acquisition of Illinois Community Bank in Effingham, we opened a loan production office in Plainfield and opened our new 25,000 square foot bank building in Fairview Heights. The impressive facility in the growing Fairview Heights community, along with our motivated staff, has helped our deposit growth in this market exceed our expectations. Recruiting talented bankers has been a critical step to help us fulfill our previously announced strategy to expand our geographic footprint.
We also continue to develop a sales and performance culture throughout our organization that we believe will enhance our future profitability. During 2005, we increased our staff by 34 full time equivalents, which correspondingly increased our salary and benefit costs. These added positions were primarily related to staffing our new locations, although we also strengthened our management depth with the addition of a Chief Operating Officer and new managers for our mortgage, consumer lending, operations and compliance departments.
While our initiatives to grow and upgrade our franchise are designed to increase long term profitability, the associated increases in our overhead expenses were reflected in our financial results for 2005. These expenses included costs from our data processing upgrade, the acquisition and integration of Illinois Community Bank and other merger and acquisition activity. We believe

LETTER TO
STOCKHOLDERS

that we have invested wisely in our people, as well as our facilities and systems, in order to achieve our growth and profitability objectives and to provide our stockholders with annual returns on stockholder equity in excess of the 10% return realized in 2005. To further assist in promoting long term stockholder value, we continue to repurchase the Company’s common stock and acquired an additional 178,865 shares or 7.5% of our stock during 2005.
We plan to continue to recruit experienced bankers and open several additional branches within the next few years. Our immediate focus is to open branches in the O’Fallon, Belleville and Edwardsville communities of the St. Louis Metro East market and continue the momentum we are experiencing from our Fairview Heights location. We are excited about our presence in the burgeoning southwestern suburban Chicago area near our Plainfield loan production office. We plan to expand our presence in the Champaign market as well as continue to evaluate opportunities for new banking locations in and near all of our existing markets. During 2006, we will complete the renovation of our Kankakee branch as well as consolidate our two existing branches in Momence into one new, more efficient location. All of these efforts will continue to increase our ability to provide superior and convenient service to customers while focusing resources in high growth markets.
The relocation of our Company headquarters to Fairview Heights is part of the natural evolution brought to the Company by our new management team. Many of our senior officers are from the St. Louis Metro East area and have very strong ties to businesses and communities in this area. We are not relocating people from other locations and continue to be committed to providing the best banking service in all of our markets as we have for the past 120 years.
We are also pleased about the nomination of Randall E. Ganim as a new director for your Company at this year’s annual meeting. Randy is the founder and President of one of the largest public accounting firms in the St. Louis Metropolitan area. He has previously served as a board member on a large, publicly held St. Louis area bank holding company prior to its sale to a larger out of state banking company. Randy’s experience and reputation will be a strong complement to our Board.
This year’s annual meeting will mark the retirement of one of our Company’s directors, Wes Walker. Wes has served on our Company’s board for 14 years and helped our Company establish its current strong foundation, poised for future growth and success. Wes was the executive director of the YMCA in the Kankakee area for 25 years and received national recognition for his accomplishments. He will be truly missed by his Centrue family.
Centrue Financial is well equipped and prepared to meet the challenges in 2006 and beyond that the banking industry will face. We have recruited a strong team of experienced bankers, adopted and implemented key systems and procedures and have cleaned up much of the inherited asset quality issues. Our objective for 2006 is to build on our solid foundation in order to grow our franchise, improve our profitability and provide a solid return to our stockholders.
Thank you for your continued interest and support.
Sincerely,

Michael A. Griffith Chairman of the Board	Thomas A. Daiber President and CEO

FINANCIAL
HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$641,341	$611,853	$609,411	$546,404	$490,280
Loans, net, including loans held for sale	436,841	419,379	426,043	384,517	394,744
Investment securities held-to-maturity (1)	50	149	942	1,143	1,554
Investment securities available-for-sale	125,190	124,763	87,712	82,638	46,391
Deposits	507,916	495,777	496,257	431,964	415,279
Total borrowings	65,737	49,661	54,396	59,700	30,000
Trust preferred securities	20,000	20,000	10,000	10,000	—
Stockholders’ equity	42,921	43,176	45,643	41,107	41,191
Shares outstanding (3)	2,262,939	2,380,666	2,606,022	2,331,762	2,432,716
For the period:
Net interest income after provision for loan losses	$18,382	$17,548	$11,358	$12,037	$13,528
Net income	4,380	4,889	1,363	2,233	3,261
Per common share (3):
Book value per share outstanding	$18.97	$18.14	$17.51	$17.63	$16.93
Tangible book value per share outstanding (2)	11.77	12.16	12.66	15.81	15.11
Basic earnings per share	1.87	1.96	0.65	0.94	1.34
Diluted earnings per share	1.86	1.95	0.65	0.93	1.31
Financial ratios:
Stockholders’ equity to total assets	6.69%	7.06%	7.49%	7.52%	8.40%
Non-performing assets to total assets	0.87%	1.64%	1.00%	2.03%	0.45%
Net charge-offs to average loans	0.44%	0.77%	1.53%	0.01%	0.02%
Net interest margin	3.41%	3.42%	3.16%	3.22%	3.16%
Efficiency ratio (5)	73.44%	67.04%	72.40%	65.40%	70.97%
Return on average assets	0.69%	0.80%	0.25%	0.42%	0.69%
Return on average stockholders’ equity	9.95%	10.96%	4.00%	5.42%	8.20%
Average equity to average assets	6.96%	7.31%	6.33%	7.70%	8.41%
Dividend payout Ratio (4)	—	3.83%	46.15%	30.32%	18.32%

(1)	Includes certificates of deposit.

(2)	Calculated by subtracting goodwill and other intangible assets from stockholders’ equity.

(3)	All share and per share information for years prior to 2003 has been restated for the 2 for 1 stock split in October 2003.

(4)	Calculated by dividing dividends per share by earnings per share.

(5)	Calculated as noninterest expense divided by fully tax equivalent net interest income plus noninterest income excluding securities gains.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
Centrue Financial Corporation (the “Company”) is the holding company for Centrue Bank, (the “Bank”). All references to the Company in the following discussion include the Bank and the Bank’s wholly-owned service corporation, Centrue Service Corporation (“CSC”), unless indicated otherwise. In October 2003, Kankakee Bancorp, Inc. merged with Aviston Financial Corporation (“Aviston Financial”) and subsequent to the merger, the remaining corporation changed its name to Centrue Financial Corporation. At the time of the merger, Aviston Financial had approximately $96.5 million in total assets. The subsidiary banks were merged to form Centrue Bank, a state-chartered commercial bank. On March 5, 2004, the Company acquired Parish Bank and Trust Co. (“Parish”) located in Momence, Illinois. At the time of the acquisition, Parish had approximately $21 million in total assets. On April 8, 2005, the Company acquired Illinois Community Bancorp, Inc., located in Effingham, Illinois. At the time of the acquisition, Illinois Community had approximately $29.9 million in total assets. The Company also opened a new branch in the growing Fairview Heights market in May 2005 and has announced plans to open additional branches in the St. Louis Metro East area over the next few years.
The Company completed its second full year as Centrue Financial in 2005. Since the 2003 merger, a new experienced management team has been assembled by Thomas A. Daiber, who joined the Company as CEO during the merger. Virtually every senior officer position has been filled with a new executive. During 2005, the Company made significant progress in cleaning up the asset quality issues it inherited in 2003 and has reduced nonperforming loans by 66% from its peak in June 2004. Through the addition of a Chief Credit Officer and implementation of sound lending policies and practices, the Company’s asset quality has continued to improve. Following the expected liquidation of two large nonperforming assets in 2006, management expects the Company’s asset quality measurements to be at peer group levels.
While operating as one significant business unit, the Company has a regional president for each of its four operating regions that has responsibility for managing the daily activity within each respective market. Management believes that customer service is enhanced through its practice of empowering its employees to make decisions while serving the customer. The Company continues to work to improve its operational efficiency and profitability while continuing to implement its previously announced strategy to expand within its markets and surrounding communities. During 2005, the Company entered two new markets and significantly expanded its presence in a third. As a result, the staffing level of the Company increased by thirty four full time equivalents during the year primarily due to the addition of the staff at the acquired Effingham location and due to staffing of the new Fairview Heights branch as well as the new loan production office in Plainfield. We also added management depth during 2005 with the addition of an experienced Chief Operating Officer and new managers for the mortgage, consumer lending, operations and compliance departments.
Net income decreased 10.4% to $4.4 million in 2005 compared to record income of $4.9 million in 2004. The results for 2005 included costs associated with a data processing conversion, the opening of the new Fairview Heights branch, the acquisition and integration of Illinois Community Bank in Effingham and other merger and acquisition activity. Assets grew 4.8% from $611.9 million at the end of 2004 to $641.3 million at the end of 2005.
The Company has had an aggressive capital management plan over the last four years. As part of this strategy, the Company made open market purchases of its own stock totaling 1,045,335 common shares of stock at a total cost of $23.8 million. The Company repurchased 167,224 common shares at a total cost of $3.2 million ($19.15 per share) in 2002, 466,540 shares of stock at a total cost of $9.3 million ($19.95 per share) in 2003, 232,706 shares of stock at a total cost of $6.5 million ($27.99 per share) in 2004 and an additional 178,865 shares of stock at a total cost of $4.8 million ($26.93 per share) in 2005. The Company executed a 2 for 1 stock split in the

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

form of a dividend during October of 2003. All references in this discussion to the prices and number of shares have been adjusted for this split. In addition, the Company is continuously evaluating balance sheet opportunities to augment and leverage its capital base to maximize stockholders’ return on equity. The Company will continue to evaluate opportunities in 2006 in an effort to enhance earnings.
The Company’s results of operations are dependent primarily on net interest income, which is the difference, or “spread”, between the interest income earned on its loans and investments and its cost of funds, consisting of interest paid on its deposits and on borrowed funds. The Company’s operating expenses principally consist of employee compensation and benefits, occupancy, marketing and other general and administrative expenses. The Company’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.
Mission and Goals
The Company’s mission is to be the premier bank serving the communities between Chicago, Illinois and St. Louis, Missouri with a return on equity within the upper quartile of our peer group. Our regional banking philosophy is to support and empower our employees to provide superior customer service.
In seeking to accomplish this mission, management has adopted a business strategy designed to accomplish a number of goals, including:

•	increase return on equity and increase stockholders’ value;

•	maintain the Bank’s capital at a level that exceeds regulatory requirements;

•	attain a high level of asset quality;

•	manage the Company’s exposure to changes in market interest rates;

•	maximize the Company’s net interest margin; and

•	to the extent available, take advantage of loan and deposit growth opportunities in the Company’s principal market areas.
The Company has attempted to achieve these goals by focusing on a number of areas, including:

•	management of the Company’s capital to enhance stockholders’ value;

•	employment of experienced and dedicated officers and employees;

•	enhancement of controls over asset quality by employment of a chief credit officer and credit administration staff;

•	installation of an incentive compensation program for every employee based upon attainment of Company and individual objectives;

•	implementation of a sales management process to deepen existing customer relationships and to attract new customers from within our markets;

•	investment in new technology and item processing services to improve delivery of services to customers;

•	establishment of regional banking centers with a local regional president;

•	expansion of the Company’s geographic presence through strategic acquisitions and de novo branches;

•	the origination of commercial real estate, consumer, commercial business, and, multi-family and construction loans;

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

•	forming strategic alliances for ancillary banking services such as trust, brokerage and credit card services designed to enhance product offerings for customers while increasing efficiency;

•	providing high quality service to enhance customer loyalty; and

•	offering a variety of financial products and services to serve as comprehensively as practicable the financial needs of families and community businesses in its market areas.
Critical Accounting Policies
In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion, including the allowance for loan losses, goodwill, real estate held for sale, mortgage servicing rights and deferred taxes, addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Allowance for Loan Losses — The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While the Company believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will be necessary if loan quality deteriorates.
Goodwill — Costs in excess of the estimated fair value of identified net assets acquired through purchase transactions are recorded as an asset by the Company. This amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. Effective January 1, 2002, the Company ceased amortization in accordance with newly adopted accounting standards generally accepted in the United States of America. The Company performed an initial impairment assessment as of January 1, 2002 and annual impairment assessments as of September 30. No impairment of goodwill was identified as a result of these tests. In making these impairment assessments, management must make subjective assumptions regarding the fair value of the Company’s assets and liabilities. It is possible that these judgments may change over time as market conditions or Company strategies change, and these changes may cause the Company to record impairment charges to adjust the goodwill to its estimated fair value.
Real Estate Held for Sale — Real estate held for sale is recorded at the property’s fair value less estimated cost to sell at the date of foreclosure (cost). Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated to ensure the recorded amount

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred.
Mortgage Servicing Rights — The Company recognizes as a separate asset the rights to service mortgage loans for others. The value of mortgage servicing rights is amortized in relation to the servicing revenue expected to be earned. Mortgage servicing rights are periodically evaluated for impairment based upon the fair value of those rights. Estimating the fair value of the mortgage servicing rights involves judgment, particularly of estimated prepayments speeds of the underlying mortgages serviced. Net income could be affected if management’s assumptions and estimates differ from actual prepayments.
Deferred Income Taxes — Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
The above listing is not intended to be a comprehensive list of all the Company’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.
Economic Climate
During 2005, interest rates continued to rise at a rapid pace. For the second straight year, the Federal Open Market Committee (“the FOMC”) increased the federal funds target 200 basis points from 2.25% at the beginning of the year, up to 4.25% at the end of the year. Additionally, the Wall Street Journal prime rate increased from 5.25% to 7.25% by the end of 2005. In January 2006, the FOMC increased the federal funds rate an additional 25 basis points, which in turn caused a 25 basis point increase in the prime rate. The federal funds rate is the rate at which financial institutions borrow from each other, while the prime rate is one of the rates at which banks lend money to their customers. Of the Company’s commercial loans at December 31, 2005, approximately 36.9% are tied to the prime rate and immediately reprice. The increase in rates should continue to have a positive impact on the Bank’s ability to generate interest income on commercial loans, however, the increase in rates also places pressure on interest bearing liabilities. At the beginning of 2006, the slope of the U.S. Treasury yield curve has flattened and is slightly inverted. The Company expects to continue to see net interest margin pressure due to the fact that long-term rates have remained largely unchanged while short-term rates have increased 200 basis points during 2005.
Results of Operations
The Company’s results of operations depend primarily on the level of its net interest and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned from or paid on them.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Net Interest Income Analysis
The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31, 2005			Year Ended December 31, 2004			Year Ended December 31, 2003

	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$434,367	$26,857	6.18%	$433,406	$24,955	5.76%	$366,305	$23,523	6.42%
Investment securities (2)	123,863	5,240	4.23%	108,825	4,424	4.07%	75,088	3,554	4.73%
Other interest-earning assets	7,340	198	2.70%	12,037	119	0.99%	49,296	313	0.63%
FHLB stock	4,181	177	4.23%	3,462	214	6.18%	2,929	195	6.66%

Total interest-earning assets	569,751	32,472	5.70%	557,730	29,712	5.33%	493,618	27,585	5.59%

Other assets	62,318			52,308			45,080

Total assets	$632,069			$610,038			$538,698

Interest-bearing liabilities:
Time deposits	$253,847	7,499	2.95%	$261,473	6,467	2.47%	$243,629	7,564	3.10%
Savings deposits	94,206	644	0.68%	90,580	560	0.62%	78,450	860	1.10%
Interest Bearing Demand deposits	93,934	1,321	1.41%	92,698	780	0.84%	83,001	792	0.95%

Total interest bearing deposits	441,987	9,464	2.14%	444,751	7,807	1.76%	405,080	9,216	2.28%
Borrowings	79,820	3,600	4.51%	63,991	2,843	4.44%	62,115	2,780	4.48%

Total interest-bearing liabilities	521,807	13,064	2.50%	508,742	10,650	2.09%	467,194	11,996	2.57%

Non-interest bearing demand deposits	62,785			52,654			33,719
Other liabilities	3,448			4,039			3,700

Total liabilities	588,040			565,435			504,614

Stockholders’ equity	44,029			44,603			34,084

Total liabilities and stockholders’ equity	$632,069			$610,038			$538,698

Net interest income		$19,408			$19,062			$15,589

Net interest rate spread			3.20%			3.24%			3.02%
Net earning assets	$47,944			$48,988			$26,424

Net yield on average interest-earning assets (net interest margin)			3.41%			3.42%			3.16%
Average interest-earning assets to average interest-bearing liabilities		109.19%			109.63%			105.66%

(1)	Calculated on a tax-equivalent basis assuming a 35% tax rate, including loans held for sale, and net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses. Includes net loan fees of $447, $276, and $142 for 2005, 2004, and 2003, respectively.

(2)	Calculated on a tax-equivalent basis assuming a 35% tax rate.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).
For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,			Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003

	Increase (Decrease)			Increase (Decrease)
	Due to		Total	Due to		Total
			Increase			Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

	(Dollars in thousands)
Interest earning assets:
Loans receivable	$30	$1,872	$1,902	$4,024	$(2,595)	$1,429
Investment securities	631	185	816	1,425	(555)	870
Other interest-earning assets	(38)	117	79	(315)	124	(191)
Federal Home Loan Bank stock	39	(76)	(37)	33	(14)	19

Total interest-earning assets	$662	$2,098	$2,760	$5,167	$(3,040)	$2,127

Interest bearing liabilities:
Certificate accounts	$(194)	$1,226	$1,032	$530	$(1,627)	$(1,097)
Savings deposits	23	61	84	118	(418)	(300)
Interest Bearing Deposits	9	532	541	87	(99)	(12)
Borrowings	678	79	757	83	(20)	63

Total interest-bearing liabilities	$516	$1,898	$2,414	$818	$(2,164)	$(1,346)

Net interest income			$346			$3,473

Comparison of Operating Results for 2005 to 2004
General
Net income was $4.4 million, or $1.86 per share (diluted), for the year ended December 31, 2005 compared to $4.9 million, or $1.95 per share (diluted), for the year ended December 31, 2004. The 10.4% decrease in net income occurred primarily due to an increase in noninterest expenses of $2.9 million, partially offset by increases in net interest income of $285,000, noninterest income of $1.2 million, as well as decreases in the provision for loan losses of $549,000 and income tax expense of $378,000. The results for 2005 included costs associated with a data processing conversion, the opening of the new Fairview Heights branch, the acquisition and integration of Illinois Community Bank in Effingham and other merger and acquisition activity.
Net Interest Income
Tax equivalent net interest income was $19.4 million for the year ended December 31, 2005, an increase of $346,000, or 1.5%, compared to 2004. Tax equivalent net interest income increased primarily due to an increase in interest income of $2.8 million or 9.2%, partially offset by an increase in interest expense of $2.4 million or 22.7%. The increase in interest income resulted

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

from an increase in the average balance of interest-earning assets of $12.0 million as well as an increase of 37 basis points in the average rate of interest on interest earning assets. The increase in interest expense resulted primarily from an increase in the average rate of interest on interest-bearing liabilities of 41 basis points, as well as an increase in the average balance of interest-bearing liabilities of $13.1 million. During 2005 the FOMC increased interest rates by 200 basis points. This increase raised short-term interest rates as well as the prime rate which was the primary driving force in the increase in the rates for both the interest earning assets and the interest bearing liabilities.
Interest Income
Tax equivalent interest income totaled $32.5 million for 2005, an increase of $2.8 million or 9.3%, as compared to $29.7 million for 2004. This resulted from a $12.0 million increase in average interest-earning assets from $557.7 million during 2004 to $569.7 million during 2005, as well as an increase in the yield earned on interest-earning assets from 5.33% during 2004 to 5.70% during 2005.
Tax equivalent interest on loans was $26.9 million for 2005, an increase of $1.9 million, or 7.6%, as compared to 2004. This was primarily attributable to an increase in the yield on loans from 5.76% during 2004 to 6.18% during 2005, as well as an increase of $961,000 in average outstanding loans. The increase in yields on loans resulted from an increase in overall interest rates, including the prime rate which resulted in loans repricing to higher interest rates during 2005.
Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on Federal Home Loan Bank of Chicago (“FHLB”) stock totaled $5.6 million for 2005, compared to $4.8 million for 2004. This represented an increase of 18.0% during 2005. The increase was primarily due to a rise in average yield on these assets from 3.83% in 2004 to 4.15% in 2005, as well as an increase in the average balance of these assets from $124.3 million in 2004 to $135.4 million in 2005. The overall increase in average yields was primarily due to variable rate securities repricing due to increases in overall interest rates.
Interest Expense
Interest expense was $13.1 million for 2005, $2.4 million or 22.7% more than in 2004. This was due to an increase in average rates to 2.50% for 2005 from 2.09% for 2004, as well as an increase of $13.1 million in the average balance of interest-bearing liabilities to $521.8 million for 2005 compared to $508.7 million for 2004.
During 2005, average interest bearing deposits decreased by $2.8 million, to $442.0 million for 2005, compared to $444.8 million for 2004. The rate paid on interest bearing deposits increased 38 basis points to 2.14% from 1.76%. The increase in the average cost of deposits was due to the higher interest rate environment, partially offset by a continued focus by the Company to shift to lower yielding deposits. Certificate of deposit accounts decreased $7.6 million from 2004 to 2005 and the ratio of certificate of deposit accounts to total interest bearing deposits decreased from 58.8% in 2004 to 57.4% in 2005. The decrease in average balances was primarily due to the focus by the Company to reduce higher yielding deposits, partially offset by balances acquired in the Illinois Community acquisition that occurred in April of 2005.
Interest expense on borrowings was $3.6 million for 2005, $757,000 or 26.6% more than in 2004. The increase in interest expense on borrowings was primarily due to an increase in average balances of $15.8 million from $64.0 million in 2004 to $79.8 million in 2005, as well as an increase in the average rate of 7 basis points from 4.44% in 2004 to 4.51% in 2005. The increase in the average balance was primarily due to an increase in the average balance of customer repurchase agreements of $9.8 million.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Provision for Loan Losses
The Company recorded a $651,000 provision for loan losses during 2005 compared to a $1.2 million provision during 2004. Charge-offs during 2005 decreased to $2.7 million from $3.6 million during 2004. Recoveries during 2005 increased to $822,000 from $295,000 in 2004. The ratio of net charge-offs to average outstanding loans dropped to 0.44% in 2005 from 0.77% in 2004. The decrease in the provision for loan losses was primarily due to a decrease in nonperforming loans as well as lower net charge-offs. The new management team has worked diligently over the past two years to reduce the level of nonperforming loans. This effort has resulted in the reduction of net charge offs and nonperforming loans in 2005. Management has implemented a new asset quality program in an effort to ensure that the Company is adequately reserved for loan losses. In line with the improvements garnered as a result of the asset quality program, it was determined that the Company could lower the provision for loan losses for 2005.
The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s methodology to determine the adequacy of the allowance for loan losses considers specific credit reviews, past loan loss experience, current economic conditions and trends, and the volume, growth and composition of the loan portfolio. Based upon the Company’s quarterly analysis of the adequacy of the allowance for loan losses, considering remaining collateral of loans with more than a normal degree of risk, historical loan loss percentages and economic conditions, it is management’s belief that the $4.5 million allowance for loan losses at December 31, 2005 was adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover all future losses.
Each credit on the Company’s internal loan “watch list” is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of watch list credits are provided for based on management’s judgment which considers past loan loss experience and other factors. For installment and real estate mortgage loans, specific allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The total of the estimated loss exposure resulting from the analysis is considered the allocated portion of the allowance for loan losses. The amounts specifically provided for individual loans and pools of loans are supplemented by an unallocated portion of the allowance for loan losses. This unallocated amount is determined based on management’s judgment which considers, among other things, the risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors. Further information is included in the asset quality section of this report on page 20.
The allowance for loan losses is charged when management determines that the prospects of recovery of the principal of a loan have significantly diminished. Subsequent recoveries, if any, are credited to the allowance for loan losses. All installment loans that are 90 to 120 days past due are charged off monthly unless the loans are insured for credit loss or where scheduled payments are being received. Real estate mortgage loans are written down to fair value upon foreclosure. Commercial and other loan charge-offs are made based on management’s on-going evaluation of non-performing loans.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The following is a summary of certain asset quality information at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Dollars in thousands)
Total loans	$441,327	$424,854
Total assets	641,341	611,853
Allowance for loan losses	4,486	5,475
Net loan charge-offs	1,895	3,352
Nonperforming loans	3,823	6,991
Nonperforming assets	5,532	10,035
Net loan charge-offs as a percentage of average loans	0.44%	0.77%
Nonperforming assets to total assets	0.87%	1.64%
Allowance for loan losses to gross loans	1.02%	1.29%
Allowance for loan losses to nonperforming loans	117.34%	78.31%
The Company will continue to report and monitor the adequacy of the allowance for loan losses based on management’s analysis of its loan portfolio and general economic conditions.
Noninterest Income
Noninterest income increased $1.2 million for 2005 to $7.2 million, compared to $6.0 million for 2004. The 20.3% increase in noninterest income was the result of an increase of $1.5 million in fee income, offset by decreases of $283,000 in gain on sales of loans and a $127,000 decrease in gain on sale of real estate held for sale. The increase in fee income during 2005 was the result of the implementation of a new overdraft protection program that began in June of 2004. The decrease in the gain on sale of loans was primarily due to a lower volume of loan originations during 2005, including loans that the Company sold during 2004 in order to reduce interest rate risk in the mortgage loan portfolio. Additionally, the 2004 results included a gain on the sale of the credit card portfolio of $127,000. The gain on sale of loans for 2005 was primarily generated from new mortgage loan originations.
Noninterest Expenses
Noninterest expenses were $19.7 million for 2005, as compared to $16.8 million for 2004. This represented an increase of $2.9 million or 17.5%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $1.9 million, occupancy expenses of $203,000, furniture and equipment of $381,000, legal and professional fees of $184,000 and other expenses of $268,000. The acquisition of Illinois Community contributed increases of $411,000 in compensation and benefits, $93,000 in occupancy expense, $73,000 in furniture and equipment expense and $231,000 in other expense. The remaining $1.5 million increase in compensation and benefits was primarily due to the addition of key personnel, the addition of personnel upon the opening of the Fairview Heights location, as well as merit increases from 2004 to 2005. The remaining $110,000 increase in occupancy expense was primarily due to the opening of the Fairview Heights, Illinois office. The remaining $308,000 increase in furniture and equipment was primarily due to the write-down of $420,000 of fixed assets and prepaid expenses related to the Company’s former data processing system which became obsolete after the conversion to Jack Henry and Associates’ Silverlake system in June of 2005, partially offset by reduced furniture and equipment expenses for the remaining portion of the year. Legal and professional fees increased primarily due to the Company’s merger and acquisition activity.
Income Taxes
Income tax expense was $1.5 million for 2005, as compared to $1.9 million for 2004. The Company’s effective tax rate was 26.0% for 2005 and 28.2% for 2004. These decreases were the result of the decrease in pre-tax income, as well as an increase in non-taxable income resulting

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

from an increase in municipal investment income. A summary of the significant tax components is provided in Note 12 of the Notes to Consolidated Financial Statements included later in this report.
Comparison of Operating Results for 2004 to 2003
General
Net income was $4.9 million, or $1.95 per share (diluted), for 2004 compared to $1.4 million, or $0.65 per share (diluted), for 2003. The 258.7% increase in net income occurred primarily due to an increase in net interest income of $3.3 million, a decrease of $2.9 million in provision for loan losses, and an increase in noninterest income of $301,000 offset by an increase in noninterest expenses of $1.4 million, as well as an increase in income taxes of $1.6 million.
Net Interest Income
Net interest income was $18.7 million for 2004, an increase of $3.3 million, or 21.1%, during 2004 compared to 2003. Net interest income increased primarily due to an increase in interest income of $1.9 million or 7.0% as well as a decrease in interest expense of $1.3 million or 11.2%. The increase in interest income resulted from an increase in the average balance of interest-earning assets of $64.1 million, partially offset by a decrease of 26 basis points in the average rate of interest on interest earning assets. The decrease in interest expense resulted primarily from the decrease in the average rate of interest on interest-bearing liabilities of 48 basis points, which was partially offset by an increase in the average balance of interest-bearing liabilities of $41.5 million. During 2004, the interest rate environment shifted higher beginning at the end of the second quarter of the year and continued higher throughout the end of 2004. This increase raised short-term interest rates as well as the prime rate and had a positive effect on net interest income during the second half of 2004.
Interest Income
Tax equivalent interest income totaled $29.7 million for 2004, an increase of $2.1 million or 7.7%, as compared to $27.6 million for 2003. This resulted from a $64.1 million increase in average interest-earning assets from $493.6 million during 2003 to $557.7 million during 2004, partially offset by a decrease in the yield earned on interest-earning assets from 5.59% during 2003 to 5.33% during 2004.
Tax equivalent interest on loans was $25.0 million for 2004, an increase of $1.5 million, or 6.1%, as compared to 2003. This was primarily attributable to an increase of $67.1 million in average outstanding loans as well as a decrease in the yield on loans from 6.42% during 2003 to 5.76% during 2004. The decrease in yields on loans resulted from loans repricing to lower interest rates during 2003 and early 2004.
Tax equivalent interest earned on investment securities and other interest-earning assets and dividends on FHLB stock totaled $4.8 million for 2004, compared to $4.1 million for 2003. This represented an increase of 17.2% during 2004. This was primarily due to an increase in average yield on these assets from 3.19% in 2003 to 3.83% in 2004, which was partially offset by a decrease in the average balance of these assets from $127.3 million in 2003 to $124.3 million in 2004. The overall increase in average yields was primarily due to the Company shifting lower yielding federal funds sold to higher yielding investment securities.
Interest Expense
Interest expense was $10.7 million for 2004, $1.3 million or 11.2% less than in 2003. This was due to a decrease in average rates to 2.09% for 2004 from 2.57% for 2003, which was partially offset by an increase of $41.5 million in the average balance of interest-bearing liabilities to $508.7 million for 2004 compared to $467.2 million for 2003.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

During 2004, average interest bearing deposits increased by $39.7 million, to $444.8 million for 2004, compared to $405.1 million for 2003. The rate paid on interest bearing deposits decreased 52 basis points to 1.76% from 2.28%. The decrease in the average cost of deposits was due to the lower interest rate environment as well as a continued focus by the Company to shift to lower yielding deposits. The increase in average balances was primarily due to the Aviston Financial merger that occurred in October of 2003 and the Parish acquisition that occurred in March of 2004.
During both 2004 and 2003, $2.8 million of the Company’s interest expense related to borrowings. While interest expense on borrowed funds remained constant, the average balance of borrowed funds increased $1.9 million from $62.1 million in 2003 to $64.0 million in 2004. The increase in the average balance was partially offset by a decrease of four basis points in the average interest rate on borrowed funds to 4.44% in 2004 from 4.48% in 2003.
Provision for Loan Losses
The Company recorded a $1.2 million provision for loan losses during 2004 compared to a $4.1 million provision during 2003. Charge-offs during 2004 decreased to $3.6 million from $6.2 million during 2003. Recoveries during 2004 decreased to $295,000 from $632,000 in 2003. The ratio of net charge-offs to average outstanding loans was 0.77% in 2004 and 1.53% in 2003. The decrease in the provision for loan losses was primarily due to the higher amount of net charge-offs taken during 2003 compared to 2004. The majority of the charge-offs taken in 2004 had previously been reserved for during 2003 and prior years.
Noninterest Income
Noninterest income increased $301,000 for 2004 to $6.0 million, compared to $5.7 million for 2003. The 5.3% increase in noninterest income was the result of an increase of $1.5 million in fee income, offset by decreases of $385,000 in gain on sales of loans, $478,000 in gain on sale of branch, and a $247,000 decrease in other income. The increase in fee income during 2004 was the result of an overall restructuring of fees to be more competitive with other local banks as well as the implementation of a new overdraft protection program that began in June of 2004. The decrease in the gain on sale of loans was primarily due to the large amount of mortgage refinancing that took place in 2003 as a result of the low interest rate environment. The gain on sale of loans for 2004 was primarily generated from new mortgage loan originations. The gain on sale of branch in 2003 was due to the Company selling a branch in Hoopeston, Illinois. The decrease in other income was due to several immaterial changes.
Noninterest Expenses
Noninterest expenses were $16.8 million for 2004, as compared to $15.4 million for 2003. This represented an increase of $1.4 million or 8.7%. The increase in noninterest expenses primarily resulted from increases in compensation and benefits of $801,000, furniture and equipment of $425,000, and other expenses of $201,000. These increases were partially offset by a decrease in legal and professional fees of $224,000. The increases in compensation and benefits, furniture and equipment, and other expenses were primarily due to additional personnel and locations resulting from the Aviston Financial merger which occurred in October 2003. Legal and professional fees decreased due to legal costs incurred in 2003 relating to the Company’s name change and fees relating to merger and acquisition activity which were not allowed to be capitalized.
Income Taxes
Income tax expense was $1.9 million for 2004, as compared to $290,000 for 2003. The Company’s effective tax rate was 28.2% for 2004 and 17.5% for 2003. These increases were the result of the increase in pre-tax income, partially offset by an increase in non-taxable income resulting from an increase in municipal investment income as well as the reduction in the valuation allowance for deferred taxes. The valuation allowance for deferred taxes was reduced

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

due to the Companies belief that net operating losses for state income taxes will be realized prior to their expiration date.
Financial Condition
Total assets increased by $29.5 million or 4.8% to $641.3 million at December 31, 2005, from $611.9 million at December 31, 2004. The increase in total assets was due primarily to the acquisition of Illinois Community Bank with specific increases in cash and cash equivalents of $5.0 million, net loans of $9.5 million, loans held for sale of 8.0 million, office properties and equipment of $4.3 million and, goodwill of $2.0 million, offset by a decrease in real estate held for sale of $1.3 million.
Lending Activities
General. The principal lending activity of the Company is to offer financial services to our commercial, consumer and residential customers located in our primary market areas. These financial services include 1-4 family residential, multi-family, commercial business, commercial real estate, consumer loans and all types of construction loans. In addition, to increase overall profitability and to diversify our portfolio, we continue to focus our loan growth rate on commercial and commercial real estate lending which will move us to be more in line with our commercial banking peers. From time to time, the Company has also utilized loan purchases to supplement loan originations.
Net loans increased by $9.5 million or 2.3% to $428.5 million at December 31, 2005 from $419.0 million at December 31, 2004. Loans held for sale increased to $8.4 million at December 31, 2005 from $416,000 at December 31, 2004. The increase in net loans and loans held for sale was primarily attributable to the acquisition of Illinois Community as well as new loan originations, partially offset by paydowns on previously existing loans. During the last few years, the Company has re-focused its loan efforts on the commercial portfolio and as a result experienced a high volume of commercial related loan originations. The Company expects to continue to focus on increasing the commercial and commercial real estate loan portfolio during 2006.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Loan Composition. The following table provides information concerning the composition of the Company’s loan portfolio in dollar amounts and in percentages (before deductions for deferred fees and discounts and allowances for loan losses) as of the dates indicated. Loans held for sale are included in one-to-four family real estate loans.

	December 31,

	2005		2004		2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real Estate Loans:
One-to-four family	$170,803	38.68%	$175,640	41.32%	$212,578	48.97%	$228,623	58.39%	$247,435	62.20%
Multi-family	8,274	1.88	15,655	3.68	16,461	3.79	13,672	3.49	11,983	3.01
Commercial	131,365	29.75	101,516	23.88	77,142	17.77	56,589	14.45	48,543	12.20
Construction and Development	34,274	7.76	28,731	6.76	26,173	6.03	20,243	5.17	19,884	5.00

Total real estate loans	344,716	78.07	321,542	75.64	332,354	76.56	319,127	81.50	327,845	82.41

Commercial loans	57,864	13.10	61,090	14.37	58,235	13.42	33,301	8.51	31,255	7.86

Consumer Loans:
Home equity	30,138	6.83	28,188	6.63	24,305	5.60	22,560	5.76	18,407	4.63
All other consumer	8,853	2.00	14,303	3.36	19,185	4.42	16,558	4.23	20,288	5.10

Total consumer loans	38,991	8.83	42,491	9.99	43,490	10.02	39,118	9.99	38,695	9.73

Total loans	441,571	100.00%	425,123	100.00%	434,079	100.00%	391,546	100.00%	397,795	100.00%

Less:
Deferred fees and discounts	244		269		565		505		470
Allowance for loan losses	4,486		5,475		7,471		6,524		2,582

Total loans, net	$436,841		$419,379		$426,043		$384,517		$394,743

As of December 31, 2005, the total amount of loans due after December 31, 2005 which had predetermined interest rates was $271.6 million, while the total amount of loans due after such date which had floating or adjustable interest rates was $170.0 million.
As a state chartered commercial bank, the amount of loans the Bank is permitted to make to any one borrower is generally limited to 25% of the Bank’s unimpaired capital and surplus. At December 31, 2005, the Bank’s regulatory loan-to-one borrower limit was $12.1 million. Additionally, as part of the Bank’s loan policy and strategic plan the Bank sets guidelines on the percentage of each type of loan for the loan’s portfolio. The concentrations of loans by type are regularly reviewed by the chief credit officer and by the loan committee. As of December 31, 2005, the Bank did not have any concentrations in loan types that are not already disclosed.
Investment Activities
Investment securities available-for-sale increased $427,000 to $125.2 million at December 31, 2005 compared to $124.8 million at December 31, 2004.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The composition and maturities of the investment securities portfolio at December 31, 2005, are indicated in the following table, at amortized cost which excludes unrealized gains (losses) on securities available for sale.

	At December 31, 2005

	Less Than		1 to		5 to		Over
	1 Year		5 Years		10 Years		10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
Securities available for sale
U.S. Treasury and government agency securities	$2,563	4.17%	$75,362	4.17%	$—	—%	$—	—%	$77,925	4.17%
Municipal bonds	1,015	3.63	6,079	3.30	16,399	3.17	—	—	23,493	3.18
Corporate bonds	—	—	2,060	4.26	—	—	—	—	2,060	4.26
Mortgage backed securities	63	8.00	3,147	4.21	1,349	4.96	14,653	5.42	19,212	5.15
Mutual funds and equity securities	779	4.62	—	—	—	—	—	—	779	4.62
Other securities	—	—	—	—	—	—	4,250	5.34	4,250	5.34

Total	$4,420	3.77%	$86,648	4.11%	$17,748	3.17%	$18,903	5.19%	$127,719	4.18%

Office properties and equipment increased $4.3 million to $22.6 million at December 31, 2005 compared to $18.3 million at December 31, 2004. The increase was primarily attributable to the acquisition of Illinois Community as well as the completion of construction of a new branch office in Fairview Heights, Illinois, and various equipment upgrades.
Goodwill increased $2.0 million to $14.4 million at December 31, 2005 compared to $12.4 million at December 31, 2004. The increase in goodwill was a result of the purchase of Illinois Community and represented the full amount of goodwill created in the transaction. Accounting for goodwill and the measurement of impairment is discussed in more detail in Note 1 of the Notes to Consolidated Financial Statements included later in this report.
Real estate held for sale decreased $1.3 million to $1.7 million at December 31, 2005 compared to $3.0 million at December 31, 2004. The decrease in real estate held for sale was primarily attributable to the sale of a portion of the Company’s largest real estate owned property. Additionally, the amount of loans transferred to real estate held for sale decreased from $3.3 million in 2004 to $1.2 million in 2005.
Deposits
Deposits increased by $12.1 million or 2.4% to $507.9 million at December 31, 2005, from $495.8 million at December 31, 2004. During 2004, the Company also began a sweep repurchase program which totaled $8.6 million at the end of 2004 and increased to $16.3 million at the end of 2005. While not considered deposits, the sweep repurchase program allows business customers to sweep their funds to interest bearing accounts while maintaining collateralized balances. The balances for the sweep repurchase program are included in short-term borrowings. During 2004 and 2005, the Company attempted to reduce higher rate interest-bearing liabilities in the face of intense competition in the various markets in which the Company operates and was able to increase checking and sweep accounts and decrease certificate of deposit accounts. In 2006, the Company will continue to look for ways to reduce its overall cost of funds, including pursuing lower rate deposits.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The following table sets forth the composition of deposits and the percentage of each category to total deposits for the periods presented.

	December 31, 2005		December 31, 2004

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Noninterest bearing demand deposits	$67,982	13.38%	$53,919	10.88%
Interest bearing demand deposits	41,081	8.09	48,495	9.78
Savings and money market deposits	143,922	28.34	134,876	27.20
Time deposits $100,000 or more	73,017	14.37	61,274	12.36
Time deposits less than $100,000	181,914	35.82	197,213	39.78

Total deposits	$507,916	100.00%	$495,777	100.00%

Borrowings
The Company utilizes borrowings primarily for three purposes. The first is to leverage the Company’s capital in order to generate additional net interest income. The second is the management of short term cash requirements. The third is to assist in funding acquisitions of other financial institutions. The decision to borrow money to leverage capital is based on several factors, including the current asset/liability mix, the regulatory capital position of the Bank and the adequacy of available interest rate spreads subject to the limits established by the Company. Borrowings for leveraging purposes are derived from securities sold under agreements to repurchase and advances from the FHLB. Borrowings related to short term cash management are in the form of advances from the FHLB, customer repurchase agreements, and as required, federal funds purchased. As a member of the FHLB, the Bank is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions. Borrowings related to funding acquisitions are in the form of notes payable from other financial institutions. Generally, these borrowings are short-term in nature.
Short-term borrowings increased $12.8 million from $14.2 million in 2004 to $27.0 million in 2005. Short-term borrowings consist of overnight advances from the FHLB, customer sweep repurchase agreements, and federal funds purchased. The increase was due to an increase of $7.8 million of customer repurchase agreements and an increase in short-term FHLB borrowings of $10.7 million, partially offset by a $3.5 million decrease of federal funds purchased.
Long-term borrowings increased $3.2 million from $55.5 million in 2004 to $58.7 million in 2005. Long-term borrowings consist of advances from the FHLB, notes payable, funds from securities sold under agreements to repurchase and junior subordinated debt owed to unconsolidated trusts (trust preferred securities). The increase in long-term borrowings was primarily due to an increase in borrowings from the FHLB of $12.6 million, partially offset by securities sold under agreements to repurchase which decreased $9.2 million.
Stockholders’ equity on a per share basis increased by 4.6% from $18.14 at December 31, 2004, to $18.97 at December 31, 2005. Total stockholders’ equity decreased by $255,000 or 0.6% to $42.9 million at December 31, 2005. The decrease in stockholders’ equity was due mainly to common stock repurchases and a decrease in unrealized gains on available-for-sale securities. During 2005, the Company repurchased 178,865 shares of common stock at a total cost of approximately $4.8 million.
Asset Quality
The Company’s asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored in a number of ways, including through the

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Company’s loan rating system. The loan rating system is also used to determine the adequacy of the allowance for loan losses. The Company’s loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.
The Company’s lending philosophy is to invest in loans in the communities served by its banking offices so it can effectively monitor and control risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.
Non-performing assets include foreclosed assets, loans that have been placed on non-accrual status, loans 90 days or more past due that continue to accrue interest and restructured troubled debt. During the year ended December 31, 2005, total non-performing assets decreased by $4.4 million, or 44.5%, to $5.6 million from $10.0 million at December 31, 2004. The decrease in nonperforming assets was mainly attributable to significant efforts over the past two years which resulted in the final resolution of several long-standing nonperforming loans.
The following table represents the amount of loans that were on non-accrual, past due 90 days and still accruing and forgone interest for each of the last five fiscal years.

	December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Non-accrual loans	$3,823	$6,769	$3,248	$6,834	$730
Loans past due 90 days and still accruing	—	222	2,232	3,439	391
Real estate held for sale	1,709	3,002	319	316	469
Troubled debt restructurings	35	42	281	480	611

Total nonperforming	$5,567	$10,035	$6,080	$11,069	$2,201

Interest income recognized on non-accrual loans and troubled debt restructurings	—	—	$199	$70	—
Foregone interest on non-accrual loans	$341	$520	$525	$387	$33
The Company recognized large loan loss provisions of approximately 1% of total loans in both 2003 and 2002 on a group of commercial real estate and real estate development loans that were made in previous years. During 2003, the Company adopted a new loan policy and implemented new loan approval, documentation and monitoring processes. The Company also recruited and employed an experienced commercial lending team including three new regional presidents, each of whom is an experienced commercial lender, as well as three other seasoned commercial lenders. In 2004, the Company recruited a Chief Credit Officer to strengthen our monitoring of credit quality and the overall loan portfolio. His duties include responsibility for all credit administration activities and to oversee an independent review of new and existing loans in the portfolio. Company management performs a quarterly analysis of the adequacy of the allowance for loan losses. Management classifies problem loans into one of four categories: Special Mention, Substandard, Doubtful, and Loss. During the year ended December 31, 2005, total adversely classified loans decreased by $8.8 million to $10.6 million from $19.4 million at December 31, 2004. This decrease was due in part to the Company’s implementation of an ongoing comprehensive loan review, as well as the adoption and implementation of a new comprehensive loan policy that has identified problem loans in a more timely manner. The new program was designed to assist management in focusing collection efforts in problem areas and is expected to continue to result in lower charge-offs. Classified loans began decreasing in 2004 and decreased dramatically during 2005. The Company will continue to work to reduce the volume of classified loans in 2006.
Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due,

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers’ ability to comply with the present loan payment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2005, such loans amounted to approximately $9.7 million, as compared to $12.4 million at December 31, 2004.
Analysis of Allowance for Loan Losses. The following table sets forth an analysis of the Company’s allowance for loan losses.

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Balance at beginning of period	$5,475	$7,471	$6,524	$2,582	$2,156
Charge-offs:
One-to-four family	158	—	—	2	—
Commercial real estate	143	1,333	1,134	—	28
Consumer	1,028	235	144	79	61
Commercial business	1,388	2,079	4,964	—	14

	2,717	3,647	6,242	81	103

Recoveries:
One-to-four family	8	14
Commercial real estate	451	110	583	—	1
Consumer	97	16	46	22	24
Commercial business	266	155	3	11	1

	822	295	632	33	26

Net charge-offs	(1,899)	(3,352)	(5,610)	(48)	(77)
Additions charged to operations	651	1,200	4,122	3,990	503
Additions through acquisitions	255	156	2,435	—	—

Balance at end of period	$4,486	$5,475	$7,471	$6,524	$2,582

Ratio of net charge-offs during the period to average loans outstanding during the period	0.44%	0.77%	1.53%	0.01%	0.02%

Ratio of net charge-offs during the period to average non-performing assets	41.52%	31.63%	110.06%	0.75%	3.07%

The balance in the allowance for loan losses and the related amount charged to operations is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management’s estimate of future potential losses.
Beginning in 2003, the Company undertook a comprehensive review of its loan procedures and implemented a new comprehensive loan policy. This process indicated the need for additional allocations of commercial related loans during 2004. During 2005, the Company again reviewed how it specifically allocated the allowance and made adjustments based upon its review of specific loans. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses. The allowance is based upon past loan experience and other factors which, in management’s judgment, deserve current recognition in estimating loan losses. The evaluation includes a review of all loans on which full collectibility may not be reasonably assured. Other factors considered by management include the size and character of the loan portfolio, concentrations of loans to

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

specific borrowers or industries, existing economic conditions and historical losses on each portfolio category. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, which collateralize loans. Management establishes historical loss percentages and evaluates problem loans and adjusts allocations as necessary. Management believes it uses the best information available to make such determinations. If circumstances differ substantially from the assumptions used in making determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected. While the Company believes it has established its existing allowance for loan loses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates. The following table represents the allocation of the allowance for loan losses by loan category.

	December 31,

	2005		2004		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of		Percent of
		Each		Each		Each		Each		Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans

	(Dollars in thousands)
One-to-four family	$711	38.68%	$581	41.32%	$1,012	48.97%	$224	58.39%	$157	62.20%
Multi-family	220	1.88	76	3.68	197	3.79	7	3.49	6	3.01
Commercial real estate	1,139	29.75	1,877	23.88	2,455	17.77	3,212	14.45	933	12.20
Construction and development	728	7.76	284	6.76	1,673	6.03	1,403	5.17	532	5.00
Commercial	1,269	13.10	2,194	14.37	1,454	13.42	1,434	8.51	729	7.86
Consumer	310	8.83	348	9.99	336	10.02	244	9.99	225	9.73
Unallocated	109	—	114	—	344	—	—	—	—	—

Total	$4,486	100.00%	$5,474	100.00%	$7,471	100.00%	$6,524	100.00%	$2,582	100.00%

Asset/ Liability Management
In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company’s interest rate risk. The Bank has a funds management committee that consists of the Chief Executive Officer, Chief Operating Officer, a Regional President, the Corporate Controller and the Bank Controller. The committee meets monthly and reviews the Bank’s interest rate risk position and evaluates its current asset/liability pricing and strategies. The committee adjusts pricing and strategies as needed and makes recommendations to the Bank’s board of directors regarding significant changes in strategy. In addition, on a quarterly basis, the board reviews the Bank’s asset/liability position, including simulations of the effect on the Bank’s capital of various interest rate scenarios.
The Company’s exposure to market risk is reviewed on a regular basis by the funds management committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The Funds Management Committee generally uses three types of analysis in measuring and reviewing the Company’s interest rate sensitivity. These are Static GAP analysis, Dynamic Gap Analysis and Economic Value of Equity (“EVE”).
The Static GAP analysis consists of examining the matching of assets and liabilities and the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive liabilities. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income.
The following condensed GAP report summarizing the Company’s interest rate sensitivity sets forth the interest rate sensitivity of the Bank’s assets and liabilities at December 31, 2005. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period are determined in accordance with the earlier of the term to repricing or maturity of the asset or liability. Based on the Company’s historical trends, interest bearing demand deposits, money market deposits, and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Company management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the five repricing categories as follows: three months or less — 20%, after three through twelve months — 20%, after one through three years — 20%, after three through five years — 20%, and after five years — 20%. Money market deposits have been allocated between the categories as follows: after

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

three through twelve months — 50% and after one through three years — 50%. Certificate accounts are assumed to reprice at the date of contractual maturity.

	Maturing or Repricing

		4 Months
	1-3	to One	Over 1-3	Over 3-5	Over 5
	Months	Year	Years	Years	Years	Total

	Amount	Amount	Amount	Amount	Amount	Amount

Fixed rate one-to-four family (including commercial real estate and construction loans)	$7,911	$9,750	$29,055	$39,915	$122,192	$208,823
Adjustable rate one-to-four family (including commercial real estate and construction loans)	34,020	24,074	28,756	8,893	5,876	101,619
Construction & Development	28,269	1,079	1,107	1,590	2,229	34,274
Commercial business loans	20,194	8,898	12,135	8,801	7,836	57,864
Consumer loans	24,510	2,080	4,557	7,268	576	38,991
Investment securities and other	14,427	3,829	37,218	44,703	25,013	125,190
Federal Funds Sold, interest bearing due from banks, money market funds, and certificates of deposit	4,692	50	—	—	—	4,742

Total interest-earning assets	134,023	49,760	112,828	111,170	163,722	571,503

Savings deposits	17,627	17,627	17,627	17,627	17,626	88,134
Now and money market	8,216	36,110	36,110	8,216	8,217	96,869
Certificates under $100,000	39,485	69,290	64,180	8,959	—	181,914
Certificates of $100,000 or more	34,533	24,834	11,779	1,871	—	73,017
Borrowings	47,314	17,000	7,500	—	3,223	75,037

Total interest-bearing liabilities	147,175	164,861	137,196	36,673	29,066	514,971

Interest-earning assets less interest-bearing liabilities	$(13,152)	$(115,101)	$(24,368)	$74,497	$134,656	$56,532

Cumulative interest-rate sensitivity gap	$(13,152)	$(128,253)	$(152,621)	$(78,124)	$56,532

Cumulative interest-rate gap as a percentage of assets	(2.05)%	(20.00)%	(23.80)%	(12.18)%	8.81%

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARMs, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.
The dynamic interest rate risk analysis calculates risk to net interest income under three different scenarios, including flat, upward and downward rate shifts. The analysis assumes that rates change over a 12 month time frame. The analysis calculates net interest spread, net interest margin, loan to deposit, cost of funds, ratio of earning assets and capital. The model assumes that as principal runs off, principal is reinvested into the same category. Other assumptions which are varied include: loan rates, investment yields and growth rates. This is accomplished using a simulation model. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100, 200 and 300 basis points. The model also incorporates key assumptions involving the Company’s ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 2005, the simulation model indicated that over a twelve month horizon if interest rates were to increase 100 basis points, net income would increase $303,000. If interest rates were to decrease 100 basis points, net income would decrease $220,000.
The economic value of equity calculation uses information about the Company’s assets, liabilities and off-balance sheet items, market interest rate levels and assumptions about the behavior of the assets and liabilities, to calculate the Company’s equity value. The economic value of equity is the market value of assets minus the market value of liabilities, adjusted for off-balance sheet items divided by the market value of assets. The economic value of equity is then subjected to immediate and permanent upward changes of 300 basis points in market interest rate levels, in 100 basis point increments, and a downward change of 100 basis points. The resulting changes in equity value and net interest income at each increment are measured against pre-determined, minimum EVE ratios for each incremental rate change, as approved by the board in the interest rate risk policy.
The following table presents the Bank’s EVE ratios for the various rate change levels at December 31, 2005 and 2004:

	EVE Ratios

Changes in Interest Rates	2005	2004

300 basis point rise	7.60%	7.54%
200 basis point rise	7.43%	7.88%
100 basis point rise	7.33%	8.06%
Base rate scenario	6.86%	7.91%
100 basis point decline	5.24%	6.60%
The preceding table indicates that at December 31, 2005, in the event of an immediate and permanent 100 basis point increase in prevailing market interest rates, the Bank’s EVE ratio, would be expected to increase and that in the event of an immediate and permanent decrease in prevailing market interest rates, the Bank’s EVE ratio would be expected to decrease.
At December 31, 2005, the EVE increases in a rising rate scenario because the Company is asset sensitive and would have more interest earning assets repricing than interest-bearing liabilities. This effect is increased by periodic and lifetime limits on changes in rate on most adjustable-rate, interest-earning assets. The EVE decreases in a falling rate scenario because of the limits on the Company’s ability to decrease rates on some of its deposit sources, such as money market accounts and NOW accounts, and by the ability of borrowers to repay loans ahead of schedule and refinance at lower rates.
The EVE ratio is calculated by the Company’s fixed income investment advisor, and reviewed by management, on a quarterly basis utilizing information about the Company’s assets, liabilities and off-balance sheet items, which is provided by the Company. The calculation is designed to estimate the effects of hypothetical rate changes on the EVE, utilizing projected cash flows, and is based on numerous assumptions, including relative levels of market interest rates, loan prepayments speeds and deposit decay rates. Actual changes in the EVE, in the event of market interest rate changes of the type and magnitude used in the calculation, could differ significantly. Additionally, the calculation does not account for possible actions taken by Funds Management to mitigate the adverse effects of changes in market interest rates.
In managing its asset/liability mix, the Company, at times, depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, may place somewhat greater emphasis on maximizing its net interest margin than on better matching the

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

interest rate sensitivity of its assets and liabilities in an effort to improve its net income. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments and that the Company’s market risk is reasonable at this time.
The Company currently does not enter into derivative financial instruments, including futures, forwards, interest rate risk swaps, option contracts, or other financial instruments with similar characteristics and the Company has no market risk sensitive instruments held for trading purposes. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers such as commitments to extend credit and letters of credit. Commitments to extend credit and letters of credit are not recorded as an asset by the Company until the commitment is accepted and funded or the letter of credit is exercised.
Liquidity and Capital Resources
The Company’s primary sources of funds are deposits, proceeds from principal and interest payments on loans and on investment securities. While maturities and scheduled amortization of loans and investment securities are a predictable source of funds, deposit flows and mortgage loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In a period of declining interest rates, mortgage loan prepayments generally increase. As a result, the proceeds from mortgage loan prepayments are invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, mortgage loan prepayments generally decrease and the proceeds from such prepayments are invested in higher yielding loans or investments which would have the effect of increasing interest income.
The Company’s liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. The primary investing activities of the Company are the origination of loans, the purchase of investment securities, and, to a lesser extent, the purchase of loans and loan participations. The Company manages the investing activities primarily by investing in or selling loans and investment securities. During 2005, the Company acquired Illinois Community. This transaction was an investing activity that was not part of the day to day operations of the Company. All other transactions such as the purchase of fixed assets and the reinvestment of investment security maturities are common activities of the Company.
The Company’s investing activities have a direct correlation to the financing activities. Factors that influence the Company’s financing activities involve the collection of deposits and advances and repayments of borrowings. The Company has the ability to borrow funds from the FHLB. Additionally, the Company has approximately $20 million available on a line of credit from a third party financial institution. The issuance or purchase of stock also has a direct effect on the Company’s financing activities. Additional financing activities that the Company may engage in include the purchase and issuance of common stock, as well as, the payment of dividends on common stock. During 2005, the Company repurchased 178,865 shares of its common stock.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

The Company maintains a certain level of cash and other liquid assets to fund normal volumes of loan commitments, deposit withdrawals and other obligations. The following table summarizes significant contractual obligations and other commitments at December 31, 2005 (in thousands):

	Time	Long-term
Years Ended December 31,	Deposits	Borrowings (1)	Total

2006	$167,991	$16,341	$184,332
2007	61,937	31,449	93,386
2008	14,172	156	14,328
2009	5,101	10,165	15,266
2010	5,730	174	5,904
thereafter	—	438	438

Total	$254,931	$58,723	$313,654

Financial instruments whose contract amounts represent credit risk:
Commitment to originate loans			$3,787
Commitments to extend credit			56,873
Standby letters of credit			4,508

Total			$378,822

(1)	Fixed rate callable borrowings are included in the period of their modified duration rather than in the period in which they are due. Borrowings include fixed rate callable advances of $5 million and $2 million maturing in 2008 and 2011 which are callable in 2006. Trust preferred debentures of $10 million mature in both 2032 and 2034, but are callable in 2007 and 2009.
The Company’s most liquid assets are cash, cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Company’s operating, financing, lending and investing activities during any given period. Securities available-for-sale may also be utilized to meet liquidity needs. At December 31, 2005 and 2004, these liquid assets totaled $18.3 million and $13.3 million, respectively.
Liquidity management for the Company is both a daily and long-term function of the Company’s management strategy. Excess funds are generally invested in short-term investments such as federal funds. In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available, including FHLB advances. At December 31, 2005, the Company had outstanding long-term borrowings totaling $58.7 million, of which $37.5 million were advances from the FHLB, $20.0 million were junior subordinated debt owed to unconsolidated trusts, and $1.2 million were funds from notes payable.
At December 31, 2005, the Company had outstanding commitments to originate mortgage loans of $3.8 million, of which 95% were at fixed interest rates. These commitments provided that the loans would be secured by properties located, for the most part, in the Company’s primary market areas. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that were scheduled to mature in one year or less from December 31, 2005, totaled $168.0 million. Based upon the historically stable nature of the Company’s deposit base, management believes that a significant portion of such deposits will remain with the Company. The Company also had unused lines of credit provided to customers of $56.9 million at December 31, 2005.
At December 31, 2005, the Company and Bank met all capital requirements as set by federal and state regulatory agencies. See Note 13 of the Notes to Consolidated Financial Statements and the discussion of the Company’s financial condition above.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

Dividends
The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under certain circumstances, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if a bank subsidiary of the holding company is classified under prompt corrective action as “undercapitalized”.
The Company’s primary source for cash dividends is the dividends received from our subsidiary bank. The Bank is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The Bank, in general, may not pay dividends in excess of its net profits. The Bank declared and paid dividends totaling $10.4 million, $2.5 million and $1.9 million to the Company, its sole stockholder, during 2005, 2004 and 2003, respectively.
Cash dividends in the total amount of $.075 and $.30 per share were paid by the Company during 2004 and 2003, respectively. The Company discontinued payment of its quarterly cash dividend in 2004 in an effort to focus on the repurchase of shares, as well as to strengthen the capital of the Company for possible future acquisitions. The payment of future dividends, if any, will depend primarily upon the Company’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements.
Special Note Concerning Forward-Looking Statements
This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.
The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•	The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System.

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

•	The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

•	The inability of the Company to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•	Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

•	The ability of the Company to develop and maintain secure and reliable electronic systems.

•	The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

•	Consumer spending and saving habits which may change in a manner that affects the Company’s business adversely.

•	Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

•	The costs, effects and outcomes of existing or future litigation.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	The ability of the Company to manage the risks associated with the foregoing as well as anticipated.
These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

McGladrey & Pullen
Certified Public Accountants
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Centrue Financial Corporation
Kankakee, Illinois
We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centrue Financial Corporation and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Champaign, Illinois
February 8, 2006
McGladrey & Pullen LLP serves clients’ global business needs through its membership in
RSM International (an affiliation of separate and independent accounting and consulting firms).

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2005	2004

	(in thousands,
	except share and
	per share data)
Assets
Cash and due from banks	$13,566	$10,760
Interest bearing due from banks and other	4,692	2,526

Cash and cash equivalents	18,258	13,286

Certificates of deposit	50	149
Investment securities available-for-sale, at fair value	125,190	124,763
Loans, net of allowance for loan losses of $4,486 in 2005 and $5,475 in 2004	428,468	418,963
Loans held for sale	8,373	416
Office properties and equipment	22,579	18,267
Goodwill	14,362	12,446
Life insurance contracts	9,465	9,110
Non-marketable equity securities	5,059	4,211
Accrued interest receivable	3,248	2,570
Intangible assets	1,922	1,774
Real estate held for sale	1,709	3,002
Other assets	2,658	2,896

Total assets	$641,341	$611,853

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Noninterest bearing	$67,982	$53,919
Interest bearing	439,934	441,858

Total deposits	507,916	495,777
Short-term borrowings	27,014	14,188
Long-term borrowings	58,723	55,473
Other liabilities	4,767	3,239

Total liabilities	598,420	568,677

Commitments and Contingencies (Notes 14 and 15)
Stockholders’ Equity
Preferred stock, $.01 par value; authorized and unissued, 500,000 shares	—	—
Common stock, $.01 par value; 5,500,000 shares authorized; 4,200,300 shares issued	42	42
Additional paid-in capital	29,722	28,998
Retained income, partially restricted	48,305	43,925
Accumulated other comprehensive income (loss)	(1,657)	27
Unearned restricted stock (14,750 and 19,750 shares in 2005 and 2004, respectively)	(346)	(512)
Treasury stock (1,937,361 and 1,819,634 shares in 2005 and 2004, respectively), at cost	(33,145)	(29,304)

Total stockholders’ equity	42,921	43,176

Total liabilities and stockholders’ equity	$641,341	$611,853

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2005, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2005	2004	2003

	(in thousands,
	except per share data)
Interest and dividend income:
Loans	$26,759	$24,884	$23,442
Investment securities:
Taxable	4,266	3,584	3,466
Tax exempt	696	597	60
Deposits with banks and other	198	119	313
FHLB dividends	177	214	195

Total interest and dividend income	32,096	29,398	27,476

Interest expense:
Deposits	9,463	7,807	9,216
Short-term borrowings	654	115	47
Long-term borrowings	2,946	2,728	2,733

Total interest expense	13,063	10,650	11,996

Net interest income	19,033	18,748	15,480
Provision for loan losses	651	1,200	4,122

Net interest income after provision for loan losses	18,382	17,548	11,358

Noninterest income:
Fee income	5,808	4,357	2,874
Net gain on sales of securities	183	85	8
Net gain (loss) on sales of real estate held for sale	(23)	104	253
Net gain on sales of loans held for sale	603	886	1,271
Gain on sale of branch	—	—	478
Increase in cash surrender value of life insurance contracts	355	358	403
Other	299	217	419

Total noninterest income	7,225	6,007	5,706

Noninterest expenses:
Compensation and benefits	10,490	8,587	7,786
Occupancy	1,638	1,435	1,398
Furniture and equipment	1,751	1,370	945
Legal and professional fees	854	670	894
Telephone and postage	624	611	534
Data processing services	492	615	514
Advertising	391	279	440
Amortization of intangibles	276	229	147
Other	3,173	2,954	2,753

Total noninterest expenses	19,689	16,750	15,411

Income before income taxes	5,918	6,805	1,653
Income taxes	1,538	1,916	290

Net income	$4,380	$4,889	$1,363

Basic Earnings Per Share	$1.87	$1.96	$0.65

Diluted Earnings Per Share	$1.86	$1.95	$0.65

Dividends Per Share	$—	$0.075	$0.30

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2005, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

				Accumulated
		Additional		Other	Unearned		Total
	Common	Paid-In	Retained	Comprehensive	Restricted	Treasury	Stockholders’
	Stock	Capital	Income	Income (Loss)	Stock	Stock	Equity

	(in thousands, except share and per share data)
Balance, December 31, 2002	$36	$15,022	$38,517	$1,631	$—	$(14,099)	$41,107
Comprehensive income:
Net income	—	—	1,363	—	—	—	1,363
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(326)	—	—	—	(548)	—	—	(548)
Less: Reclassifications adjustment for gains included in net income, net of tax of $3	—	—	—	5	—	—	5

							(553)

Comprehensive income							810
Purchase of 466,540 shares of treasury stock	—	—	—	—	—	(9,308)	(9,308)
Exercise of stock options	—	20	—	—	—	182	202
Restricted stock awards	—	422	—	—	(820)	398	—
Stock issued in acquisition (700,300 shares)	6	13,465	—	—	—	—	13,471
Dividends paid on common stock — $.30 per share	—	—	(649)	—	—	—	(649)

Balance, December 31, 2003	42	28,929	39,231	1,088	(820)	(22,827)	45,643
Comprehensive income:
Net income	—	—	4,889	—	—	—	4,889
Unrealized gain (loss) on securities available-for-sale arising during the period, net of tax of $(530)	—	—	—	(1,114)	—	—	(1,114)
Less: Reclassifications adjustment for gains included in net income, net of tax of $32	—	—	—	53	—	—	53

							(1,061)

Comprehensive income							3,828
Purchase of 232,706 shares of treasury stock	—	—	—	—	—	(6,514)	(6,514)
Exercise of stock options	—	41	—	—	—	148	189
Restricted stock awards	—	28	—	—	(66)	38	—
Forfeit of restricted stock	—	—	—	—	149	(149)	—
Amortization of restricted stock awards	—	—	—	—	225	—	225
Dividends paid on common stock — $.075 per share	—	—	(195)	—	—	—	(195)

Balance, December 31, 2004	42	28,998	43,925	27	(512)	(29,304)	43,176
Comprehensive income:
Net income	—	—	4,380	—	—	—	4,380
Unrealized (loss) on securities available-for-sale arising during the period, net of tax of $(919)	—	—	—	(1,815)	—	—	(1,815)
Less: Reclassifications adjustment for gains included in net income, net of tax of $52				131			131

							(1,684)

Comprehensive income							2,696
Purchase of 178,865 shares of treasury stock	—	—	—	—	—	(4,817)	(4,817)
Stock issued in acquisition (59,638 shares)	—	697	—	—	—	960	1,657
Issuance of restricted stock	—	27	—	—	(62)	35	—
Forfeit of restricted stock	—	—	—	—	19	(19)	—
Amortization of restricted stock awards	—	—	—	—	209	—	209

Balance, December 31, 2005	$42	$29,722	$48,305	$(1,657)	$(346)	$(33,145)	$42,921

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2005	2004	2003

	(in thousands)
Cash Flows from Operating Activities
Net income	$4,380	$4,889	$1,363
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	651	1,200	4,122
Depreciation	2,054	1,722	1,293
Amortization of investments, net	195	103	179
Amortization of intangibles	276	229	147
Amortization of restricted stock	209	225	—
Deferred income taxes	1,330	1,284	551
Origination of loans held for sale	(28,751)	(31,008)	(56,224)
Proceeds from sales of loans held for sale	26,444	51,651	57,623
Net gain on sales of loans held for sale	(603)	(886)	(1,271)
Net gain on sales of securities	(183)	(85)	(8)
Net (gain) loss on sales of real estate held for sale	23	(104)	(253)
Gain on sale of branch	—	—	(478)
Increase in cash surrender value of life insurance contracts	(355)	(358)	(403)
Federal Home Loan Bank stock dividend	(209)	(213)	(229)
Changes in:
Accrued interest receivable	(569)	86	559
Other assets and liabilities, net	1,056	1,584	(2,760)

Net cash provided by operating activities	5,948	30,319	4,211

Cash Flow from Investing Activities
Purchases of available for sale securities	(21,332)	(88,785)	(37,784)
Proceeds from sales of available for sale securities	13,698	5,943	96
Proceeds from maturities of available for sale securities	11,207	52,148	47,226
Proceeds from maturities of held-to-maturity securities	—	242	201
Proceeds from maturities of certificates of deposit	99	199	—
Proceeds from sales of real estate held for sale	2,581	648	678
Proceeds from sales of office properties and equipment	15	—	—
Cash paid for branch sale	—	—	(12,315)
Cash acquired, net of cash (paid) for acquisitions	(228)	38	2,984
Net (increase) decrease in loans	1,296	(10,205)	19,547
Purchases of office properties and equipment, net	(3,953)	(2,607)	(6,767)

Net cash from investing activities	3,383	(42,379)	13,866

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2005	2004	2003

	(in thousands)
Cash Flows from Financing Activities
Net increase (decrease) in deposit accounts	(15,618)	(19,004)	1,355
Proceeds from long-term borrowings	44,360	14,000	104
Repayments of long-term borrowings	(41,110)	(21,475)	(12,400)
Change in short-term borrowings	12,826	12,740	798
Proceeds from exercise of stock options	—	189	202
Dividends paid	—	(195)	(649)
Purchase of treasury stock	(4,817)	(6,514)	(9,308)

Net cash from financing activities	(4,359)	(20,259)	(19,898)

Increase (decrease) in cash and cash equivalents	4,972	(32,319)	(1,821)
Cash and cash equivalents:
Beginning of year	13,286	45,605	47,426

End of year	$18,258	$13,286	$45,605

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$11,616	$10,651	$12,017

Income taxes	$1,160	$1,478	$1,104

Supplemental Disclosures of Noncash Investing Activities:
Real estate acquired through foreclosure	$1,156	$3,254	$428

Sale of Hoopeston Branch:
Assets disposed:
Loans	$—	$—	$(6,370)
Accrued interest receivable	—	—	(24)
Premises and equipment	—	—	(165)
Other assets	—	—	(197)
Liabilities assumed by buyer:
Demand deposits	—	—	2,162
Certificates of deposit	—	—	17,243
Other liabilities	—	—	144
Gain on sale of branch	—	—	(478)

Cash paid	$—	$—	$12,315

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY

	2005	2004	2003

	(in thousands)
Acquisitions:
Cash paid	$1,658	$4,400	$—
Stock issued	1,657	—	13,471
Cost incurred	744	123	601

Total cost	$4,059	$4,523	$14,072

Assets acquired:
Cash and cash equivalents	$2,174	$4,561	$2,984
Certificates of deposit	—	298	—
Investments	6,561	8,616	15,355
Nonmarketable equity securities	639	85	329
Loans	12,608	7,342	72,068
Loans held for sale	5,047	—	—
Accrued interest receivable	109	104	339
Office properties and equipment	2,428	269	1,426
Other assets, including deferred taxes	(189)	72	—
Real estate held for sale	155	—	—
Goodwill	1,916	1,013	8,367
Intangible assets	424	774	358
Liabilities assumed:
Deposits	(27,757)	(18,524)	(80,588)
Borrowings	—	—	(6,194)
Other liabilities	(56)	(87)	(372)

Net assets acquired	$4,059	$4,523	$14,072

Cash acquired, net of cash (paid)	$(228)	$38	$2,984

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CENTRUE FINANCIAL CORPORATION AND SUBSIDIARY
Note 1. Summary of Significant Accounting Policies
Nature of Operations
Through Centrue Bank (the “Bank”), Centrue Financial Corporation (the “Company”), provides a full range of banking services to individual and corporate customers through its twenty locations throughout Illinois. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank’s wholly-owned subsidiary, Centrue Service Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to predominate practice within the banking industry.
Industry Segment Information
The primary source of income for the Company is interest from the origination of consumer, commercial and real estate mortgage loans along with interest on the investment in securities portfolio. The Company accepts deposits from customers in the normal course of business and within their primary market areas. The Company operates primarily in the banking industry which accounts for more than 99% of its revenues, operating income and assets, with the remaining operations coming from activities of the Centrue Financial Corporation and Centrue Service Corporation. The Company uses the “management approach” for reporting information about segments in the annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company. Based on the management approach model, the Company has determined that its business is comprised of a single operating segment.
Use of Estimates
In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and valuation of mortgage servicing rights, goodwill, deferred tax assets and real estate held for sale. Actual results could differ from those estimates.
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Cash and Cash Equivalents
For reporting cash flows, cash and cash equivalents represent highly liquid investments with maturities of 90 days or less at the time of purchase and includes cash on hand, due from bank accounts (including cash items in process of clearing), money market funds and federal funds sold. Cash flows from loans, deposits and short-term borrowings are reported net.
Securities
Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. The difference between fair value and cost, adjusted for amortization of premium and accretion of discounts, results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income (loss), net of the related deferred tax effect. Gains or losses on the sale of securities are determined on the basis of the specific security sold and are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.
Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Loans
Loans originated or purchased are identified as either held for sale or portfolio at origination or purchase. Loans held for portfolio are originated or purchased with the intent to hold them to maturity for the purpose of earning interest income. Since the Bank has the ability to hold such loans as intended, they are recorded at cost. Interest is credited to income as earned using the simple interest method applied to the daily balances of the principal outstanding.
The accrual of interest income on loans is discontinued at the time the loan is 90 days past due or earlier when, in the opinion of management, there is reasonable doubt as to the borrower’s ability to meet payments of interest or principal when they become due. Interest income on these loans is recognized to the extent interest payments are received and the principal is considered fully collectible.
Loan origination fees and certain direct origination costs are being amortized as an adjustment of the yield over the contractual life of the related loan, adjusted for prepayments, using the interest method.
Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.
Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Allowance for Loan Losses
The allowance for loan losses (“allowance”) is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated values of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.
While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, various regulatory agencies periodically review the allowance. These agencies may require the Bank to make additions to the allowance based on their judgments of collectibility based on information available to them at the time of their examination.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
Real Estate Held for Sale
Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Company has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the lower of property’s fair value at the date of foreclosure or cost. Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations.
Office Properties and Equipment
Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated lives are 15 to 39 years for buildings and leasehold improvements and 3 to 15 years for furniture and equipment.
Non-Marketable Equity Securities
The Bank, as a member of the Federal Home Loan Bank of Chicago (the “FHLB”), is required to maintain an investment in capital stock of the FHLB in an amount equal to 1% of its outstanding home loans. No ready market exists for the FHLB stock, and it has no quoted market

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.
Intangible Assets
Intangible assets consist of core deposit intangibles from business acquisitions. This amount is amortized into other expense on a straight-line basis over periods of 10 to 15 years. On a periodic basis, the Company reviews the intangible assets for events or circumstances that may indicate a change in recoverability of the underlying basis.
Goodwill
Goodwill resulted from the acquisition of Coal City National Bank in 1998, Aviston Financial Corporation in 2003, Parish Bank & Trust Company in 2004 and Illinois Community Bancorp in 2005. The Coal City amount was originally amortized into expense on a straight-line basis assuming a life of twenty years. The Company performed an annual impairment assessment on all goodwill as of September 30th.
Loan Servicing
The cost of mortgage-servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the year of origination and original life and compared to current market interest rates, prepayment speeds and other relevant factors. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.
Income Taxes
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
Earnings Per Share
Basic earnings per share are computed by dividing net income for the year by the average number of shares outstanding. Shares of unearned restricted stock are not considered outstanding in this calculation.
Diluted earnings per share are determined by dividing net income for the year by the average number of shares of common stock and dilutive potential common shares outstanding. Dilutive potential common shares assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The following reflects earnings per share calculations for basic and diluted methods:

	December 31,

	2005	2004	2003

Net income available to common shareholders	$4,380,000	$4,889,000	$1,363,000

Basic average shares outstanding	2,345,971	2,490,789	2,098,386
Diluted potential common shares:
Stock option equivalents	9,413	11,847	2,891

Diluted average shares outstanding	2,355,384	2,502,636	2,101,277

Basic earnings per share	$1.87	$1.96	$0.65

Diluted earnings per share	$1.86	$1.95	$0.65

Stock-Based Employee Compensation
The Company has two stock-based employee compensation plans which are more fully described in Note 13. As permitted under accounting principles generally accepted in the United States of America, grants of options under the plan are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Because options granted under the plan had an exercise price equal to market value of the underlying common stock on the date of the grant, no stock-based employee compensation cost is included in determining net income. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005	2004	2003

	(in thousands,
	except per share data)
Net income, as reported	$4,380	$4,889	$1,363
Deduct total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(296)	(264)	(328)

Pro forma net income	$4,084	$4,625	$1,035

Earnings per share:
Basic:
As reported	$1.87	$1.96	$0.65
Pro forma	1.74	1.86	0.49
Diluted:
As reported	$1.86	$1.95	$0.65
Pro forma	1.73	1.84	0.49
The fair value of the stock options granted in 2005, 2004 and 2003 has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management’s opinion, such valuation models may not necessarily provide the best single measure of option value.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	2005	2004	2003

Number of options granted	78,000	65,500	107,000
Risk-free interest rate	4.02%-4.38%	4.04%-4.45%	3.41%-4.27%
Expected life, in years	5	10	5-10
Expected volatility	16%-17%	22%-23%	22%-25%
Expected dividend yield	0.00%	0.00%-1.25%	1.14%-1.29%
Estimated weighted average fair value per option	$6.80	$11.71	$9.70
Emerging Accounting Standards
In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which is an Amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options and restricted stock awards, will be accounted for by both public and non-public companies. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period, often the vesting period.
The changes in accounting will replace existing requirements under SFAS No. 123, Accounting for Stock-Based Compensation, and will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. The accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to AICPA Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans, would remain unchanged.
On April 14, 2005, the Securities and Exchange Commission (SEC) announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. Under SFAS No. 123R, the Company would have been required to implement the standard as of the beginning of the first interim period that begins after June 15, 2005. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year (beginning January 1, 2006, in the case of the Company), instead of the next reporting period that begins after June 15, 2005. The SEC’s new rule does not change the accounting required by SFAS No. 123R; it changes only the dates for compliance with the standard. The impact in the years following 2005 will be dependent upon stock options granted, the estimated value of these options and the vesting terms for the options granted.
Reclassification
Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation. Such reclassifications have no effect on previously reported net income or stockholders’ equity.
Note 2. Business Acquisitions
On April 8, 2005, the Company acquired for 50% cash and 50% common stock of the Company, all of the outstanding shares of Illinois Community Bancorp, Inc (“ICBI”) for a total cost of $4.1 million, including related expenses of $744,000. The acquisition was accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $424,000 and goodwill of $1.9 million.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The intangible assets are being amortized over ten years. At closing, ICBI had assets of $29.9 million, including $17.7 million of loans, deposits of $27.8 million and stockholders’ equity of $1.3 million. This acquisition was not considered material to the Company as a whole and therefore, proforma information is not included.
On March 5, 2004, the Company acquired for cash all of the outstanding shares of Parish Bank and Trust Company (“Parish Bank”) for a total cost of $4.5 million, including related expenses of $123,000. The acquisition was accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $774,000 and goodwill of $1.0 million. The intangible assets are being amortized over ten years. At closing, Parish Bank had assets of $21.5 million, including $7.3 million of loans, deposits of $18.5 million and stockholders’ equity of $2.9 million. This acquisition was not considered material to the Company as a whole and therefore, proforma information is not included.
On October 9, 2003, the Company acquired for stock all of the outstanding shares of Aviston Financial Corporation (“Aviston Financial”) for a total cost of $14.1 million. The acquisition has been accounted for using the purchase method of accounting. As such, the results of operations of the acquired entity are excluded from the consolidated financial statements of income for the periods prior to the acquisition date. The purchase price has been allocated based on the fair values at the date of acquisition. This allocation resulted in intangible assets of $358,000 and goodwill of $8.4 million. The intangible assets are being amortized over ten years. At closing, Aviston Financial had assets of $96.5 million, deposits of $80.6 million and stockholders’ equity of $9.3 million.
Note 3. Goodwill and Intangible Assets
Intangible assets are as follows:

	As of December 31, 2005

	Gross Carrying	Accumulated
	Amount	Amortization

	(in thousands)
Amortized intangible assets:
Core deposit intangible	$3,414	$1,492
Aggregate amortization expense:
For the year ended December 31, 2005	$276
Estimated amortization expense:
For the year ended:
2006	$278
2007	$278
2008	$278
2009	$278
2010	$278
Thereafter	$532
The changes in the carrying amount of goodwill is as follows:

	Year ended December 31

	2005	2004

Balance, at beginning of year	$12,446	$11,433
Goodwill acquired	1,916	1,013

Balance, at end of year	$14,362	$12,446

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 4. Investment Securities
Amortized costs and fair values of investment securities available for sale are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in thousands)
December 31, 2005
U.S. government and agency securities	$77,924	$1	$1,562	$76,363
Municipal bonds	23,492	5	756	22,741
Mortgage-backed securities	19,211	111	267	19,055
Corporate bonds	2,060	—	111	1,949
Mutual funds and equity securities	779	29	—	808
Other securities	4,250	24	—	4,274

Total	$127,716	$170	$2,696	$125,190

December 31, 2004
U.S. government and agency securities	$70,944	$263	$58	$71,149
Municipal bonds	23,582	47	278	23,351
Mortgage-backed securities	23,396	291	157	23,530
Corporate bonds	2,076	—	76	2,000
Mutual funds	400	—	15	385
Other securities	4,320	28	—	4,348

Total	$124,718	$629	$584	$124,763

The amortized cost and fair value of securities classified as available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay mortgage backed securities without prepayment penalties, and certain securities require principal repayments prior to maturity. Therefore, these securities and mutual fund shares are not included in the maturity categories in the following maturity summary.

	Amortized	Fair
	Cost	Value

	(in thousands)
Due within 1 year	$3,579	$3,547
Due after 1 year through 5 years	83,498	81,713
Due after 5 through 10 years	16,399	15,793
Due after 10 years	4,250	4,274
Mortgage-backed securities	19,211	19,055
Mutual fund shares and equity securities	779	808

Total	$127,716	$125,190

Investment securities available-for-sale with a carrying value of approximately $77.8 million and $70.5 million at December 31, 2005 and 2004, respectively, were pledged to secure public deposit accounts and for other purposes as required or permitted by law.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale have been in a continuous unrealized loss position, as of December 31, 2005 and 2004 (in thousands), are summarized as follows:

	December 31, 2005

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(in thousands)
U.S. government and agency securities	$49,408	$957	$26,704	$605	$76,112	$1,562
Municipal bonds	4,643	75	17,081	681	21,724	756
Mortgage-backed securities	4,478	44	5,983	223	10,461	267
Corporate bonds	—	—	1,949	111	1,949	111

	$58,529	$1,076	$51,717	$1,620	$110,246	$2,696

	December 31, 2004

	Less than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(in thousands)
U.S. government and agency securities	$30,342	$58	$—	$—	$30,342	$58
Municipal bonds	17,259	277	528	1	17,787	278
Mortgage-backed securities	5,312	104	4,343	53	9,655	157
Corporate bonds	1,999	76	—	—	1,999	76
Mutual funds	—	—	385	15	385	15

	$54,912	$515	$5,256	$69	$60,168	$584

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
The unrealized losses on the Company’s investment securities were caused by interest rate increases. The contractual cash flows of the municipal bonds, federal agency and federal agency mortgage backed securities are guaranteed by state agencies or an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. The Company’s corporate bonds are all rated A1 or better by Moody’s. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Realized gains and losses were as follows:

	Year Ended
	December 31,

	2005	2004	2003

	(in thousands)
Realized gains	$198	$90	$8
Realized losses	(15)	(5)	—

Net gain	$183	$85	$8

The tax expense applicable to these net realized gains and losses amounted to $52,000, $32,000, and $3,000, respectively.
Note 5. Loans
Loans consisted of the following:

	December 31,

	2005	2004

	(in thousands)
Real estate mortgage loans:
One-to-four family	$162,430	$175,224
Multifamily	8,274	15,655
Commercial	131,365	101,516
Construction and development	34,274	28,731

	336,343	321,126

Commercial loans	57,864	61,090

Consumer loans:
Home equity loans	30,138	28,188
All other consumer loans	8,853	14,303

	38,991	42,491

Gross loans	433,198	424,707
Less:
Deferred loan fees, net	244	269
Allowance for loan losses	4,486	5,475

	$428,468	$418,963

The Company’s opinion as to the ultimate collectibility of these loans is subject to estimates regarding the future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of the borrowers.
Changes in the allowance for loan losses were as follows:

	Year Ended December 31,

	2005	2004	2003

	(in thousands)
Balance at beginning of year	$5,475	$7,471	$6,524
Provision for loan losses	651	1,200	4,122
Purchased allowance	255	156	2,435
Charge-offs	(2,717)	(3,647)	(6,242)
Recoveries	822	295	632

Balance at end of year	$4,486	$5,475	$7,471

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Information about impaired loans and non-accrual loans as of and for the years ended December 31, 2005, 2004 and 2003 is as follows:

	December 31,

	2005	2004	2003

	(in thousands)
Impaired loans with a valuation allowance	$3,894	$4,934	$4,545
Impaired loans without a valuation allowance	1,096	906	—

Total impaired loans	$4,990	$5,840	$4,545

Related valuation allowance	$851	$1,348	$2,524
Non-accrual loans, excluding impaired loans	$1,676	$1,176	$1,438
Loans past due ninety days or more and still accruing interest	$—	$222	$2,232
Average monthly balance of impaired loans (based on month-end balances)	$4,574	$6,512	$5,097
Interest income recognized on impaired loans	$—	$—	$199
Interest income recognized on a cash basis on impaired loans	$—	$—	$199
Note 6. Loan Servicing
Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at December 31 are summarized as follows:

	December 31,

	2005	2004

	(in thousands)
Mortgage loan portfolios serviced for:
Freddie Mac	$148,293	$136,433
Fannie Mae	933	1,383

	$149,226	$137,816

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $1.1 million at December 31, 2005 and 2004.
A summary of the changes in the balance of mortgage servicing rights in 2005 and 2004 is as follows:

	December 31,

	2005	2004

	(in thousands)
Balance, beginning	$1,056	$822
Servicing assets recognized during the year	305	372
Amortization of servicing assets	(263)	(138)

Balance, ending	$1,098	$1,056

The aggregate changes in the valuation allowances for mortgage servicing rights in 2005 and 2004 were as follows:

	December 31,

	2005	2004

	(in thousands)
Balance, beginning	$156	$206
Additions	—	—
Reductions	—	(50)

Balance, ending	$156	$156

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 7. Office Properties and Equipment
Office properties and equipment consisted of:

	December 31,

	2005	2004

	(in thousands)
Land	$6,159	$6,110
Buildings and improvements	19,181	12,445
Construction in progress	—	2,179
Furniture and equipment	5,779	9,561

	31,119	30,295
Less: Accumulated depreciation and amortization	8,540	12,028

	$22,579	$18,267

Depreciation and amortization expense amounted to $2.1 million, $1.7 million and $1.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Note 8. Lease Commitments and Total Rental Expense
The Company has leased four branch locations under various noncancellable agreements which expire between September 30,2008, and July 31, 2010, and require various minimum annual rentals. One of the leases also requires the payment of the property taxes, normal maintenance and insurance on the property. The total minimum rental commitment at December 31,2005, is due as follows:

During the Year Ending December 31:

2006	$147
2007	153
2008	128
2009	43
Thereafter	23

$494

Note 9. Deposits
The composition of deposits is as follows:

	December 31,

	2005	2004

	(in thousands)
Demand deposits — noninterest bearing	$67,982	$53,919

Savings	88,134	87,990
NOW	41,081	48,495
Money market	55,788	46,886
Time deposits, $100,000 or more	73,017	61,274
Other time deposits	181,914	197,213

Interest bearing deposits	439,934	441,858

Total deposits	$507,916	$495,777

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

As of December 31, 2005, time deposits had scheduled maturity dates as follows:

Year of Maturity	Amount

(in thousands)
2006	$167,991
2007	61,937
2008	14,172
2009	5,101
2010	5,730

$254,931

Note 10. Short-Term Borrowings
Short-term borrowings consisted of:

	December 31,

	2005	2004

	(in thousands)
Federal funds purchased	$—	$3,500
Securities sold under repurchase agreements	16,314	8,563
Federal Home Loan Bank line of credit	10,700	—
Line of credit	—	2,125

Total short-term borrowings	$27,014	$14,188

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the agreements to repurchase are under the control of the Bank.
The Company has an unsecured line of credit for $20 million from a third party lender. At December 31, 2005 the entire line was available.
Note 11. Long Term Borrowings
Long-term borrowings consisted of:

	December 31,

	2005	2004

	(in thousands)
Reverse repurchase agreements	$—	$9,200
Other borrowings	1,157	1,318
Junior subordinated debt owed to unconsolidated trusts	20,000	20,000
Federal Home Loan Bank advances	37,566	24,955

Total long-term borrowings	$58,723	$55,473

At December 31, 2005 and 2004, other borrowings of $1.2 million and $1.3 million, respectively, consisted of a note payable to an individual. The note payable bears an imputed rate of interest of 5.25% and matures in 2012 with semi-annual payments of $100,000, including interest.
The weighted average maturity date of Federal Home Loan Bank advances was approximately 22 months and 25 months and the weighted average interest rates were approximately 4.34% and 4.16% at December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, one-to-four family real estate mortgage loans of approximately $181.0 million and $181.8 million, respectively, were pledged to secure advances from the Federal Home Loan Bank of Chicago.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

The Company issued $10.0 million each in April 2002 and April 2004 in cumulative trust preferred securities through newly formed special-purpose trusts, Kankakee Capital Trust I (Trust I) and Centrue Statutory Trust II (Trust II). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust I and Trust II. Trust I and Trust II are wholly-owned unconsolidated subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures. Distributions are cumulative and are payable quarterly at a variable rate of 3.70% and 2.65% over the LIBOR rate, respectively, (at a rate of 8.15% and 7.15% at December 31, 2005) per annum of the stated liquidation amount of $1,000 per preferred security. Interest expense on the trust preferred securities was $1.4 million, $851,000 and $558,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The obligations of the trusts are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures on April 7, 2032, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 7, 2007. The trust preferred securities for Trust II are mandatorily redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company’s indebtedness and senior to the Company’s capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions.
We established statutory trusts for the sole purpose of issuing trust preferred securities and related trust common securities. These trust preferred capital securities are included in our consolidated Tier 1 Capital and Total Capital at December 31, 2005. In December 2003, the Financial Accounting Standards Board issued a revised version of Interpretation No. 46 that required the deconsolidation of these statutory trusts by most public companies no later than March 31, 2004. We adopted the revised version of Interpretation No. 46 as of December 31, 2003. In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include qualifying trust preferred capital securities in their Tier 1 Capital for regulatory capital purposes, subject to a 25% limitation to all core (Tier I) capital elements, net of goodwill less any associated deferred tax liability. The final rule provides a five-year transition period, ending March 31, 2009, for application of the aforementioned quantitative limitation. As of December 31, 2005, 100% of the trust preferred securities described in Note 13 of our audited consolidated financial statements qualified as Tier I capital under the final rule adopted in March 2005.
Future payments at December 31, 2005, for all long-term borrowings were as follows:

Year Ended	Amount

(in thousands)
2006	$9,341
2007	31,449
2008	5,156
2009	10,165
2010	174
Thereafter	2,438

Total	$58,723

Junior subordinated debt owed to unconsolidated trusts are included in the period of their modified duration, rather than the period in which they are due. Subordinated debt of $10 million mature in both 2032 and 2034 but are callable in 2007 and 2009.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 12. Income Taxes
Income taxes consisted of:

	Year Ended December 31,

	2005	2004	2003

	(in thousands)
Current	$208	$632	$(261)
Deferred	1,330	1,284	551

	$1,538	$1,916	$290

The Company’s income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Year Ended December 31,

	2005	2004	2003

	(in thousands)
Expected income taxes	$2,071	$2,382	$579
Income tax effect of:
State income tax, net of federal benefit	112	—	—
Income taxed at lower rate	(59)	(68)	(16)
Increase in cash surrender value of life insurance	(124)	(125)	(137)
Tax exempt interest, net	(284)	(237)	(80)
Reduction in valuation allowance for deferred taxes	—	(169)	—
Other	(178)	133	(56)

	$1,538	$1,916	$290

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Significant components of the deferred tax liabilities and assets, included in other assets, were as follows:

	December 31,

	2005	2004

	(in thousands)
Deferred tax assets:
Allowance for loan losses	$1,930	$2,075
State net operating loss carryforwards	390	245
Federal net operating loss carryforwards	963	691
Accrued benefits	144	204
Unrealized losses on securities available for sale	852	—
Other	40	104

Total deferred tax assets	4,319	3,319
Less: Valuation allowance for deferred tax assets	1,207	—

Total deferred tax assets, net of valuation allowance	3,112	3,319

Deferred tax liabilities:
Unrealized gain on securities available-for-sale	—	(13)
Deferred loan fees	(313)	(344)
FHLB stock divided	(531)	(386)
Office properties and equipment	(759)	(467)
Mortgage servicing rights	(366)	(350)
Intangible assets	(975)	(501)
Basis in acquired assets	(420)	(193)

Total deferred tax liabilities	(3,364)	(2,254)

Net deferred tax assets (liabilities)	$(252)	$1,065

Retained earnings at December 31, 2005 and 2004 included approximately $9.0 million of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $3.1 million as of December 31, 2005 and 2004.
As of December 31, 2005, the Company had Illinois net operating loss carryforwards of approximately $8.1 million for income tax purposes. The difference between book and tax net operating income results from interest income from certain investments which is exempt from income tax for state income tax purposes. The net operating loss carryforwards expire through 2015.
At December 31, 2005, the Company also had Federal net operating loss carryforwards of approximately $2.8 million for income tax purposes which expire through 2024.
Due to limitations inherent in the tax laws regarding utilization of net operating losses and uncertainty as to the Company’s ability to utilize the net operating losses before they expire, the Company has established valuation allowances of $963,000 and $229,000 against the federal and state net operating losses, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 13. Stockholders’ Equity and Regulatory Capital
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined by the regulations) to average assets (as defined) and Total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

As of December 31, 2005, the most recent notification from the Bank’s primary regulators, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

					To be Well Capitalized
					Under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2005
Tier 1 Capital to Average Assets
Centrue Financial	$43,153	6.91%	$24,967	4.00%	N/A
Centrue Bank	43,773	7.08%	24,733	4.00%	$30,917	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,153	10.28%	16,796	4.00%	N/A
Centrue Bank	43,773	10.49%	16,696	4.00%	25,044	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	52,780	12.57%	33,593	8.00%	N/A
Centrue Bank	48,259	11.56%	33,391	8.00%	41,739	10.00%
As of December 31, 2004
Tier 1 Capital to Average Assets
Centrue Financial	$43,312	7.32%	$23,674	4.00%	N/A
Centrue Bank	45,656	7.81%	23,382	4.00%	$29,227	5.00%
Tier I Capital to Risk Weighted Assets
Centrue Financial	43,312	11.01%	15,742	4.00%	N/A
Centrue Bank	45,656	11.32%	16,136	4.00%	24,204	6.00%
Total Capital to Risk Weighted Assets
Centrue Financial	53,857	13.69%	31,483	8.00%	N/A
Centrue Bank	50,703	12.57%	32,272	8.00%	40,340	10.00%
A liquidation account in the amount of $17.7 million was established for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the December 30, 1992 conversion from a mutual savings and loan association to a stock savings bank. In the unlikely event of a complete liquidation of the Bank, each eligible deposit account holder would be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then-current adjusted balance for deposit accounts held, before any distribution may be made with respect to the Bank’s capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account. Due to various natural events, such as death, relocation and general attrition of accounts, the balance in the liquidation account has been reduced to $861,000 as of December 31, 2005.
Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. At December 31, 2005, the Bank’s retained earnings available for payment of

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

dividends was $481,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.
Note 14. Officer, Director and Employee Plans
401(k) Savings Plan
The Bank sponsors a qualified, tax-exempt deferred contribution plan qualifying under section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute 1% to 50% of their compensation to the 401(k) Plan. The Company also has the option to contribute discretionary profit sharing contributions. Expense related to the 401(k) Plan, including plan administration, amounted to approximately $159,000, $108,000 and $309,000, for the years ended December 31, 2005, 2004 and 2003, respectively.
The Company formerly had an Employee Stock Ownership (the “ESOP”) plan which during 2004, was merged into the Company’s 401(k) Plan. All participant balances were considered 100% vested upon the merger. During 2003, the Company made a direct cash contribution totaling $120,000, to the ESOP. Costs related to the merger of the ESOP into the 401(k) during 2004 amounted to approximately $17,000.
Stock Option Plan
In 2003, the Company adopted an incentive stock option plan for the benefit of directors, officers, and employees of the Company or the Bank (the “2003 Stock Option Plan”). The number of shares of common stock authorized under the 2003 Stock Option Plan is 400,000. The option exercise price of an incentive stock option must be at least equal to the fair market value per share of the common stock on the date of grant. The 2003 Stock Option Plan also provides for the issuance of nonqualified stock options, restricted stock and stock appreciation rights and limited stock appreciation rights.
Activity in the stock option plan was as follows:

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Fixed Options
Outstanding at beginning of year	147,300	$24.720	101,800	$22.690	9,500	$14.632
Granted	78,000	27.234	65,500	27.234	107,000	22.666
Exercised	—	—	(10,000)	19.000	(12,700)	15.988
Forfeited	(1,500)	26.967	(10,000)	26.000	(2,000)	26.250

Outstanding at end of year	223,800	25.405	147,300	24.720	101,800	22.690

Options exercisable at year-end	103,800		65,800		46,800

Weighted-average fair value of options granted during the year		$6.80		$11.71		$9.70

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	Options Outstanding			Options Exercisable

	Outstanding	Weighted	Weighted	Outstanding	Weighted
	as of	Average	Average	as of	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
	2005	Life (in Years)	Price	2005	Price
Exercise Price
$18.575	5,000	6.9	$18.575	5,000	$18.575
19.000	11,800	7.3	19.000	11,800	19.000
20.250	20,000	7.4	20.250	20,000	20.250
23.185	15,000	7.5	23.185	6,000	23.185
26.250	30,000	7.8	26.250	12,000	26.250
26.500	20,000	8.4	26.500	20,000	26.500
27.500	39,500	8.8	27.500	7,900	27.500
27.970	5,500	8.1	27.970	1,100	27.970
26.700	4,000	6.3	26.700	—	—
27.100	20,000	6.3	27.100	20,000	27.100
25.950	14,500	6.6	25.950	—	—
26.090	7,000	6.7	26.090	—	—
27.000	31,500	7.0	27.000	—	—

	223,800	7.5	$25.405	103,800	$24.048

Stockholders’ Rights Plan
On May 14, 1999, the Company’s Board of Directors adopted a Stockholders’ Rights Plan. The Plan provided for the distribution of one Right on June 15, 1999, for each share of the Company’s outstanding common stock as of May 24, 1999. The Rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Plan also permits the Company’s Board of Directors to redeem each Right for one cent under various circumstances.
In general, the Rights Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the Rights, all holders of Rights, other than the 15% stockholder or the tender offeror, will be able to purchase a certain amount of the Company’s common stock for half of its market price.
Restricted Stock Awards
During 2005 and 2004, the Company issued restricted stock awards to certain employees and directors. The shares vest from one to five-year periods. As the shares vest, they will be charged to compensation expense at the market price at date of grant.

	Number of Shares

	2005	2004	2003

Under restriction, beginning of year	19,750	27,800	—
Granted	2,200	2,400	27,800
Restrictions released	(6,450)	(5,400)	—
Forfeited and reissuable	(750)	(5,050)	—

Under restriction, end of year	14,750	19,750	27,800

Compensation expense is recognized for financial statement purposes over the period of performance. Compensation expense of $209,000 and $225,000 was recognized for the year ended

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

December 31, 2005 and 2004. No compensation expense was recognized for the year ended December 31, 2003.
Directors’ Deferred Compensation Plan
The Company has a deferred compensation plan for nonemployee directors of the Company in which a participating director may defer directors’ fees in the form of “phantom stock units.” For directors electing to participate in the plan, a deferred compensation account, included in other liabilities on the consolidated balance sheet, is credited with phantom stock units. Phantom stock units shall also be increased by any dividends or stock splits declared by the Company. At December 31, 2005 and 2004, the liability for deferred compensation was $268,000 and $101,000 which represented approximately 10,149 and 3,585 phantom stock units, respectively.
Note 15. Commitments and Contingencies
In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or on the results of operations of the Company and its subsidiary.
Note 16. Financial Instruments
The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.
The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
Financial instruments whose contract amount represent credit risk follows:

	December 31,

	2005	2004

	(in thousands)
Commitments to originate new loans	$3,787	$10,694
Commitments to extend credit	56,873	48,121
Standby letters of credit	4,508	2,750
Such commitments are recorded in the financial statements when they are funded or related fees are incurred or received. These commitments are principally at variable interest rates.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
Standby letters of credit written are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2005 and 2004, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.
The Company and the Bank do not engage in the use of interest rate swaps, futures, forwards, or option contracts.
Note 17. Fair Value of Financial Instruments
The following table reflects a comparison of carrying amounts and the fair values of the financial instruments:

	December 31

	2005		2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

		(in thousands)
Assets:
Cash and cash equivalents	$18,258	$18,258	$13,286	$13,286
Certificates of deposit	50	50	149	149
Investment securities	125,190	125,190	124,763	124,763
Loans, gross	432,954	427,330	424,438	428,198
Loans held for sale	8,373	8,373	416	416
Nonmarketable equity securities	5,059	5,059	4,211	4,211
Accrued interest receivable	3,248	3,248	2,570	2,570
Liabilities:
Deposits	$507,916	$508,465	$495,777	$497,657
Short-term borrowings	27,014	27,014	14,188	14,188
Long-term borrowings	58,723	58,522	55,473	55,725
Accrued interest payable	2,035	2,035	568	568
The fair values utilized in the table were derived using the information described below for the group of instruments listed. It should be noted that the fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and, thus, should not be interpreted to represent a market or liquidation value for the Company.
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:
Cash and cash equivalents and certificates of deposit: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.
Investment securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amounts of accrued interest approximate their fair values.
Nonmarketable equity securities: Those securities are carried at cost, as fair values are not readily determinable.
Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amounts of accrued interest approximate their fair value.
Loans held for sale: Fair values are based on quoted market price.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Off-balance-sheet instruments: Fair values for the Bank’s off-balance-sheet instruments (guarantees and loan commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value for such commitments is nominal.
Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair value.
Short-term borrowings: The carrying amounts of federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values.
Long-term borrowings: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The Trust Preferred Debentures are privately held; therefore the carrying amount approximates fair value.
Accrued interest payable: The carrying amounts of accrued interest payable approximate their fair value.
Note 18. Sale of Branch
On February 14, 2003, the Company sold its Hoopeston bank branch at a premium resulting in a gain of $478,000. The branch had approximately $6.4 million in loans and $19.4 million in deposits.
Note 19. Condensed Parent Company Only Financial Statements

	December 31,

Statements of financial condition	2005	2004

	(in thousands)
Assets:
Cash and cash equivalents	$1,514	$370
Certificate of deposit	50	50
Investment securities available-for-sale	4,787	6,450
Equity in net assets of Centrue Bank	58,463	59,916
Investment in Capital Trusts	620	620
Other assets	936	1,103

	$66,370	$68,509

Liabilities and stockholders’ equity:
Long-term borrowings	$21,157	$23,443
Other liabilities	2,292	1,890
Common stock	42	42
Additional paid-in capital	29,722	28,998
Retained income	48,305	43,925
Accumulated other comprehensive income (loss)	(1,657)	27
Unearned restricted stock	(346)	(512)
Treasury stock	(33,145)	(29,304)

	$66,370	$68,509

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	Years Ended December 31,

Statements of income	2005	2004	2003

	(in thousands)
Operating income:
Equity in net income of subsidiary	$5,791	$5,867	$2,309
Interest income	249	198	41
Net gain (loss) on sale of securities	(15)	(5)	8

Operating income	6,025	6,060	2,358

Operating expense:
Interest expense	1,480	1,057	611
Other expenses	1,063	739	983

Operating expense	2,543	1,796	1,594
Income before income tax benefit	3,482	4,264	764

Income tax benefit	898	625	599

Net income	$4,380	$4,889	$1,363

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

	Years Ended December 31,

	2005	2004	2003
Statements of cash flows
	(in thousands)
Operating activities:
Net income	$4,380	$4,889	$1,363
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on sale of securities	15	5	(8)
Distributions in excess of (less than) net income of subsidiary	4,566	(3,271)	(415)
Compensation expense for restricted stock	209	225	—
Other	579	363	(772)

Net cash provided by operating activities	9,749	2,211	168

Investing activities:
Available-for-sale investment securities:
Proceeds from sale of securities	1,984	1,996	96
Purchases	(315)	(8,996)	(14)
Maturities of securities	—	1,000	—
Acquisitions	(3,171)	—	20

Net cash provided by (used in) investing activities	(1,502)	(6,000)	102

Financing activities:
Purchase of treasury stock	(4,817)	(6,514)	(9,308)
Dividends paid	—	(195)	(649)
Proceeds from issuance of junior subordinated debentures	—	10,000	—
Proceeds from borrowings	—	2,603	933
Payments on borrowings	(2,286)	(2,000)	(100)
Proceeds from exercise of stock options	—	189	202

Net cash provided by (used in) financing activities	(7,103)	4,083	(8,922)

Increase (decrease) in cash and cash equivalents	1,144	294	(8,652)
Cash and cash equivalents:
Beginning of period	370	76	8,728

End of period	$1,514	$370	$76

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

Note 20. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2005

	Three Months Ended
	December 31	September 30	June 30	March 31

	(in thousands, except per share data)
Interest income	$8,430	$8,270	$7,987	$7,409
Interest expense	3,716	3,533	3,090	2,724

Net interest income	4,714	4,737	4,897	4,685
Provision for loan losses	75	75	251	250

Net interest income after provision for loan losses	4,639	4,662	4,646	4,435
Other income	1,935	2,018	1,707	1,565
Other expense	5,159	4,982	5,272	4,276

Income before income taxes	1,415	1,698	1,081	1,724
Income taxes	342	480	228	488

Net income	$1,073	$1,218	$853	$1,236

Basic earnings per share	$0.46	$0.52	$0.36	$0.53

Diluted earnings per share	$0.46	$0.52	$0.36	$0.52

	Year Ended December 31, 2004

	Three Months Ended
	December 31	September 30	June 30	March 31

	(in thousands, except per share data)
Interest income	$7,402	$7,358	$7,273	$7,365
Interest expense	2,653	2,602	2,603	2,792

Net interest income	4,749	4,756	4,670	4,573
Provision for loan losses	300	300	300	300

Net interest income after provision for loan losses	4,449	4,456	4,370	4,273
Other income	1,666	1,589	1,503	1,249
Other expense	3,984	4,310	4,147	4,309

Income before income taxes	2,131	1,735	1,726	1,213
Income taxes	502	502	544	368

Net income	$1,629	$1,233	$1,182	$845

Basic earnings per share	$0.66	$0.50	$0.47	$0.33

Diluted earnings per share	$0.66	$0.50	$0.46	$0.33

CORPORATE
INFORMATION

CORPORATE INFORMATION
Corporate Headquarters
Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 62208
Special Counsel
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive
Suite 2700
Chicago, Illinois 60606
(312) 984-3100
Transfer Agent and Registrar
The Company’s transfer agent, LaSalle Bank N.A., maintains all stockholder records and can assist with stock transfer and registration, address changes, corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have any questions, please contact the stock transfer agent at the address below:
LaSalle Bank N.A.
135 S. LaSalle Street, Suite 1960
Chicago, Illinois 60603
Attn: Shareholder Services
(312) 904-2458
Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
1806 Fox Drive
Champaign, Illinois 61820
WEB SITE ACCESS TO UNITED STATES SECURITIES AND EXCHANGE COMMISSION FILINGS
All reports filed electronically by the Company with the United Stated Securities Exchange Commission (the “SEC”), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current events reports on Form 8-K, as well as any amendments to those reports are accessible at no cost on our internet site at www.centrue.com and on the SEC’s web site at www.sec.gov. We will also provide you with a copy free of charge by contacting:
Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 62208
CORPORATE GOVERNANCE
The Company’s corporate governance practices are described in the following documents, which are available on the Company’s Web site at www.centrue.com or which may be obtained in print form from us at the above address:

•	Audit Committee Charter
•	Executive Committee Charter
•	Code of Conduct

CORPORATE
INFORMATION

Quarterly Press Releases
Copies of Centrue Financial Corporation’s quarterly press releases and other public information are available upon request, without charge by contacting our Corporate Secretary at the above address
Annual Meeting
The annual meeting of stockholders will be held at 8:00 a.m. on Friday, April 28, 2006, at the offices of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, located at 333 West Wacker Drive, Suite 2700, Chicago, Illinois.
Common Stock — Market and Dividend Information
Since February 25, 2005, the common stock of the Company has been trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that time, the common stock was traded on the American Stock Exchange under the symbol “CFF”. At March 10, 2006, there were 2,233,939 shares of the Company’s common stock issued and outstanding and there were approximately 757 holders of record.
The price range of the Company’s common stock from January 1, 2004 through March 4, 2006, is set forth in the following table:

	2005		2004

	High	Low	High	Low

1st Quarter	$28.78	$27.50	$28.24	$27.45
2nd Quarter	27.51	25.60	28.01	25.76
3rd Quarter	27.00	25.60	28.05	27.30
4th Quarter	27.44	25.70	28.21	27.15
January 1, 2006, through March 10, 2006	27.00	25.81
Cash dividends in the total amount of $.075 per share and $.30 per share were paid during 2004 and 2003, respectively. The Company discontinued payment of its quarterly cash dividend in 2004. The payment of future dividends, if any, will depend primarily upon the Company’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements. See Note 13 of the Notes to Consolidated Financial Statements for additional information regarding restrictions on the payment of dividends by the Bank to the Company.

DIRECTORS AND
OFFICERS

DIRECTORS AND OFFICERS
As of March 1, 2006
Centrue Financial Corporation Directors and Officers
Chairman of the Board, Centrue Financial Corporation and
     Chief Executive Officer, Aptuit, Inc., Michael A. Griffith
President and Chief Executive Officer, Centrue Financial Corporation, Thomas A. Daiber
President, Gundaker Commercial Group, Inc., Michael J. Hejna
President, Smith, Koelling, Dykstra & Ohm, PC, Mark L. Smith
Retired; Former Executive Director, Kankakee YMCA, Wesley E. Walker
Centrue Bank, Directors and Officers
Chairman of the Board, Michael A. Griffith
Directors, Mark L. Smith, Michael J. Hejna, Wesley E. Walker, Thomas A. Daiber
Chief Executive Officer, Thomas A. Daiber
President and Chief Operating Officer, William R. Britt
Chief Credit Officer, Keith A. Francis
President, Centrue North, Michael A. O’Gorman
President, Centrue South, Ricky R. Parks
President, Centrue West, Donald L. Brown
Senior Vice President, Carol S. Hoekstra
Senior Operations Officer, Roger D. Dotson
Vice Presidents: John A. Betts, Gary L. Buesinger, Hollice Clark, John N. Kempen, Bobbi J. Kinkade, John C. Kirts, Cynthia T. Knebel, David G. Unzicker, Larry J. Nona, Stephen N. Parrish, Terry L. Ralston, Mitchell Swim, Marty Woodrome

OFFICE LOCATIONS

CentrueBank

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PLAINFIELD
Illinois
BOURBONNAIS
MOMENCE
DIAMOND
Will County
COAL CITY
MANTENO
BRAIDWOOD
Grundy County
MAIN OFFICE
KANKAKEE
Kankakee County
Livingston County
BRADLEY
ASHKUM
DWIGHT
Iroquois County
HERSCHER
EFFINGHAM
Effingham County
Champaign County
Clinton County
URBANA
AVISTON
ST. ROSE
St Clair County
CHAMPAIGN
FAIRVIEW HEIGHTS